Exhibit 99.2

newgold™

Management's Discussion and Analysis

For the quarter ended June 30, 2013

Growing Together

Management’s Discussion and Analysis
For the three and six months ended June 30, 2013
New Gold Inc.

TABLE OF CONTENTS

1	EXECUTIVE SUMMARY
2	FINANCIAL AND OPERATING HIGHLIGHTS
3	Financial highlights
4	Operating highlights
4	Development and exploration highlights
5	Corporate developments
6	OUTLOOK FOR 2013
7	KEY PERFORMANCE DRIVERS AND ECONOMIC OUTLOOK
7	Key performance drivers
8	Economic outlook
9	CORPORATE SOCIAL RESPONSIBILITY
10	FINANCIAL AND OPERATING RESULTS
10	Summary of quarterly financial and operating results
14	Summary of year-to-date financial and operating results
18	Review of operating mines
27	DEVELOPMENT AND EXPLORATION REVIEW
29	FINANCIAL CONDITION REVIEW
29	Balance sheet review
30	Liquidity and cash flow
31	Commitments
31	Contingencies
32	Contractual obligations
32	Related party transactions
32	Off-balance sheet arrangements
32	Subsequent events
32	Outstanding shares
32	NON-GAAP FINANCIAL PERFORMANCE MEASURES
36	ENTERPRISE RISK MANAGEMENT
36	General risks
37	Financial risk management
41	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES
44	CONTROLS AND PROCEDURES
45	CAUTIONARY NOTES

Management’s Discussion and Analysis

For the three and six months ended June 30, 2013

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”), including its predecessor entities. This MD&A should be read in conjunction with New Gold’s unaudited consolidated financial statements for the three and six months ended June 30, 2013 and 2012 and related notes which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with our audited annual financial statements for the year ended December 31, 2012 and the related Management’s Discussion and Analysis. This MD&A contains forward-looking statements that are subject to risk factors set out in a cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars and tabular amounts are in millions, unless otherwise noted. This MD&A has been prepared as at July 30, 2013. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

EXECUTIVE SUMMARY

New Gold is an intermediate gold producer with operating mines in Canada, Mexico, the United States and Australia and development projects in Canada and Chile. With a strong liquidity position, simplified balance sheet and an experienced management and board of directors, the Company has a solid platform to continue to execute its growth strategy. During the second quarter of 2013, the New Afton Mine in Canada (“New Afton”), the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”), the Mesquite Mine in the United States (“Mesquite”) and the Peak Mines in Australia (“Peak Mines”) combined to produce 102,435 ounces of gold.

New Gold’s production costs remain very competitive when compared to the broader gold mining. In June 2013, the World Gold Council issued guidance on new non-GAAP measures which are intended to provide further transparency into the costs associated with producing gold. Going forward, New Gold will disclose these metrics, particularly “all-in sustaining costs”(1) which uses traditional total cash costs(1) as a starting point and adds sustaining capital expenditures, exploration, reclamation and corporate administration to provide a more comprehensive view of costs. In the second quarter of 2013, New Gold achieved all-in sustaining costs of $931 per ounce. This compares to $736 and $875 per ounce in the same prior year period and first quarter of 2013, respectively. The Company’s second quarter costs benefitted from the contribution of the low cost New Afton mine, however, costs at the Company’s other three operations were negatively impacted by a combination of lower by-product revenues, planned mining of lower grade ore and certain non-recurring sustaining capital items. These impacts were partially offset by the depreciation of the Canadian and Australian dollars.

New Gold has been able to maintain its costs at a level it believes is well below the industry average as the Company also produces silver and copper as by-product metals, which have historically moved in line with, and acted as an offset to, some of the input cost pressures faced by the mining industry. Consistent with New Gold’s plan, operations are expected to have progressively stronger quarters throughout 2013 leading to increased gold production and steadily declining cash costs resulting in increased operating cash flow.

On May 31, 2013, New Gold and Rainy River Resources Ltd. (“Rainy River”) jointly announced they had entered into a definitive acquisition agreement, whereby New Gold agreed to acquire all of the outstanding common shares of Rainy River, the 100% owner of the Rainy River Gold Project, through a friendly take-over bid.  The bid values the fully-diluted in-the-money share capital of Rainy River, net of Rainy River's cash balance, at approximately $310 million. The transaction adds a significant gold reserve in Ontario, further growing New Gold's Canadian presence, and is accretive on all key per share metrics, such as gold reserves, net asset value, future production and cash flow.

Subsequent to quarter-end, on July 24, 2013, New Gold acquired approximately 89.2 million common shares of Rainy River pursuant to the take-over bid, representing approximately 86.2% of the outstanding Rainy River shares, and New Gold extended the expiry date of the bid to August 8, 2013.  For more information with respect to this transaction, Rainy River and the Rainy River Gold Project, refer to our press release dated July 31, 2013 and the technical report on the Rainy River Gold Project filed on July 31, 2013 at www.sedar.com.

New Gold continues to build on its successful portfolio which now consists of four operating mines and three development projects, all located in jurisdictions that are considered favourable to mining activities.

1.
We use certain non-GAAP financial performance measures throughout our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

FINANCIAL AND OPERATING HIGHLIGHTS
	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Operating information:
Gold (ounces):
Produced (1)	102,435	95,158	197,130	194,432
Sold (1)	98,037	96,927	193,218	190,603
Silver (ounces):
Produced (1)	424,734	592,307	783,639	1,048,891
Sold (1)	412,565	574,702	773,478	1,013,843
Copper (thousands of pounds):
Produced (1)	21,668	4,010	37,666	7,693
Sold (1)	19,526	4,885	35,393	6,665
Average realized price (2):
Gold ($/ounce)	1,276	1,486	1,383	1,530
Silver ($/ounce)	22.08	28.68	25.55	30.42
Copper ($/pound)	3.06	3.24	3.23	3.48
Total cash costs per gold ounce sold (2) (3)	430	472	457	507
All-in Sustaining costs per gold ounce sold (2)	931	798	1,010	812

Financial Information:
Revenues	183.5	176.1	385.3	344.9
Earnings from mine operations	33.8	76.3	91.6	154.1
Adjusted net earnings (2)	4.3	45.7	24.6	91.0
Net earnings	15.0	23.7	51.3	57.3
Adjusted net cash generated from operations	43.2	46.2	101.7	82.9
Net cash (used) generated from operations	(22.5)	46.2	36.0	82.9
Capital expenditures	61.0	145.3	137.4	255.4
Total assets	4,207.4	3,372.6	4,207.4	3,372.6
Cash and cash equivalents	562.5	230.4	562.5	230.4
Long-term debt	855.5	384.7	855.5	384.7

Share Data:
Earnings per share from continuing operations:
Basic	0.03	0.05	0.11	0.12
Diluted	0.03	0.05	0.11	0.11
Adjusted net earnings per basic share (2)	0.01	0.10	0.05	0.20
Share price as at June 30 (TSX – Canadian dollars)	6.81	9.71	6.81	9.71
Weighted average outstanding shares (basic) (millions)	477	462	477	462

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. All-in sustaining costs and total cash costs per gold ounce sold, average realized price, operating margin, adjusted net earnings, adjusted net earnings per share and cash generated from operations, excluding working capital changes and income taxes paid, are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
The calculation of total cash costs per gold ounce sold is net of by-product silver and copper revenues. If silver and copper revenues were treated as co-products, co-product total cash costs for the three months ended June 30, 2013 would be $714 per ounce of gold (2012 - $657), $13.40 per ounce of silver (2012 - $13.15); and $1.87 per pound of copper (2012 - $1.53). For the six months ended June 30, 2013, co-product cash costs would be $754 per ounce of gold (2012 - $665), $15.44 per ounce of silver (2012 - $13.65); and $1.91 per pound of copper (2012 - $1.67).

FINANCIAL HIGHLIGHTS

•   Revenues were $183.5 million for the second quarter of 2013, an increase of 4% over $176.1 million in the same prior year period. The increase was driven primarily by higher sales of gold and copper compared to the prior year, positively impacted by commercial production at New Afton. The benefit from increased sales volume was offset by the decrease in the average realized price of all metals. The average realized price for the second quarter of 2013 was $1,276 per ounce of gold, $22.08 per ounce of silver and $3.06 per pound of copper, compared to $1,486 per ounce of gold, $28.68 per ounce of silver and $3.24 per pound of copper in 2012.  Current period revenues have been negatively impacted in a number of ways.  A higher proportion of commodity production and sales were in the latter part of the quarter when gold price, in particular, had decreased.  Further, New Afton’s sales during the quarter are not due to settle until the third quarter.  As such, the related revenue has been provisionally priced at the forward rate that the sales are expected to settle at.  The provisional price, approximating the quarter-end spot price, was lower than the quarterly average price for gold.  Lastly, certain first quarter concentrate sales at Peak and New Afton settled at lower prices during the second quarter than they had initially been recorded, generating a revenue reduction related to prior periods.

•   Earnings from mine operations were $33.8 million for the second quarter of 2013 compared to $76.3 million in the same prior year period. The decrease in earnings from mine operations is attributed primarily to lower average realized prices. While incremental earnings from mine operations resulted from the addition of New Afton as an operating mine, there were lower earnings from mine operations at Mesquite and Cerro San Pedro due to planned mining of lower grade ore.  Earnings from mine operations were $91.6 million in the six months ended June 30, 2013 relative to $154.1 million in the same prior year period.

•   Net earnings from continuing operations for the second quarter of 2013 were $15.0 million or $0.03 per basic share, compared to $23.7 million or $0.05 per basic share in the same period in 2012. This decrease is primarily due to the change in earnings from mine operations and increased finance costs offset by the impact of non-operating “Other gains and losses”, where a gain of $17.4 million was recorded for the three months ended June 30, 2013 relative to a loss of $22.0 million in 2012. This current quarter gain includes a non-cash gain on non-hedged derivatives of $20.6 million which related to the mark to market of the share purchase warrant liability, as well as a $10.0 million gain on the reversal of hedge ineffectiveness upon monetization. The prior quarter loss in 2012 includes a $31.8 million loss on the redemption of the Senior Secured Notes. Net earnings from continuing operations were $51.3 million or $0.11 per basic share for the six months ended June 30, 2013 compared to $57.3 million or $0.12 per basic share in the same period in 2012.

•   Adjusted net earnings for the second quarter of 2013 were $4.3 million or $0.01 per basic share, relative to earnings of $45.7 million or $0.10 per basic share in the prior year period.  Adjusted net earnings was impacted by lower average realized commodity prices, planned mining of lower grade ore at Mesquite and Cerro San Pedro, exploration expense, as well as a $10.9 million increase in finance costs. Adjusted net earnings from continuing operations for the six months ended June 30, 2013 were $24.6 million or $0.05 per basic share, compared to $91.0 million or $0.20 per basic share in the prior year period.

•   Adjusted net cash generated from operations for the second quarter of 2013 was $43.2 million compared to $46.2 million in the same period in 2012. While New Afton significantly added to New Gold’s net cash generated from operations, lower average realized prices and reduced net cash generated at Mesquite and Cerro San Pedro offset the benefit. Net cash used from operations was $22.5 million compared to $46.2 million generated in the prior period.  The adjusted net cash generated figure of $43.2 million adds back the $65.7 million cash used to close the outstanding hedge position in May.  For the six months ended June 30, 2013, adjusted net cash generated from operations was $101.7 million compared to $82.9 million in the same period in 2012.

•     Cash and cash equivalents were $562.5 million at June 30, 2013 compared to $687.8 million at December 31, 2012.

OPERATING HIGHLIGHTS

• Gold production for the second quarter of 2013 was 102,435 ounces, an increase of 8% compared to 95,158 ounces in the same prior year period. The increase was primarily driven by the start of commercial production in the third quarter of 2012 at New Afton. In the second quarter, the mine produced 21,810 ounces for which there is no prior year comparative. Comparing New Afton’s 2013 first and second quarter gold production, however, demonstrates the operational improvement resulting from completion of the underground infrastructure. New Afton improved on ore tonnes mined and milled, average gold grades and increased recoveries resulting in a 47% increase in quarter-over-quarter gold production at New Afton. The benefit of New Afton’s production as well as a 12% increase in production at the Peak Mines was partially offset by lower production at Cerro San Pedro and Mesquite, due to continued mining of lower grade ore. Looking forward, all of New Gold’s four operations are anticipated to increase production in the second half of 2013. Gold production for the six months ended June 30, 2013 was 197,130 ounces, an increase of 1% compared to 194,432 ounces in the same period in 2012.

•     Copper production for the second quarter of 2013 was 21.7 million pounds, an increase of 440% compared to 4.0 million pounds in the same prior year period. This increase was due to the addition of New Afton. New Afton’s copper production exhibited similar quarter-over-quarter improvements to those highlighted above with regard to its gold production resulting in a 57% increase quarter over quarter copper production. Copper production for the six months ended June 30, 2013 was 37.7 million pounds, compared to 7.7 million pounds in the same prior year period.

•     Gold sales in the second quarter of 2013 were 98,037 ounces, up 1% from 96,927 ounces in the same period in 2012. This increase is a result of higher production offset by relative inventory movements. Gold sales were 193,218 ounces during the six months ended June 30, 2013 compared to 190,603 ounces in the same prior year period.

•     Total cash costs per ounce sold for the second quarter of 2013, net of by-product sales, were $430 per ounce compared to $472 per ounce in the same period in 2012. The reduction of $42 per ounce relative to the same prior year period was primarily driven by the addition of New Afton and its low cost profile. Total cash costs per ounce sold, net of by-product sales, were $457 per ounce for the six months ended June 30, 2013 compared to $507 per ounce in the same period in 2012.

•     All-in sustaining costs per ounce sold for the second quarter of 2013 were $931 per ounce compared to $736 per ounce in the same period in 2012. The Company’s second quarter costs benefitted from the contribution of the low cost New Afton mine, however, costs at the Company’s other three operations were negatively impacted by a combination of lower by-product revenues, planned mining of lower grade ore and certain non-recurring sustaining capital items. These impacts were partially offset by the depreciation of the Canadian and Australian dollars. All-in sustaining costs per ounce of gold sold were $1,010 for the six months ended June 30, 2013 compared to $812 per ounce in 2012.

DEVELOPMENT AND EXPLORATION HIGHLIGHTS

• On May 1, 2013, New Gold reported an updated Mineral Resource estimate for the C-Zone reflecting an increase by over 300% in gold ounces and copper pounds at improved grade. A total 40,000 metres of exploration and resource delineation drilling has been completed at New Afton since the start of 2013, representing approximately 70% of the drilling planned for the year.

CORPORATE DEVELOPMENTS

The Company continues to pursue disciplined growth both through organic initiatives and mergers and acquisitions. The Company came together through two accretive business combinations in mid-2008 and mid-2009. Since the middle of 2009, New Gold has been successful in enhancing the value of its portfolio of assets, while also continuously looking for compelling external growth opportunities. The Company continues to evaluate assets in favourable jurisdictions and where the asset has the potential to provide New Gold shareholders with meaningful gold production, cash flow and exploration potential, while ensuring that any potential acquisition is accretive on key per share metrics. The Company strives to maintain a strong financial position by continually reviewing strategic alternatives with the view of maximizing shareholder value. In short, New Gold strives to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position.

Consistent with the above objectives, on May 31, 2013, New Gold and Rainy River jointly announced they had entered into a definitive acquisition agreement, whereby New Gold agreed to acquire all of the outstanding common shares of Rainy River, the 100% owner of the Rainy River Gold Project, through a friendly take-over bid.  On June 18, 2013, New Gold commenced an offer (“the Offer”) to acquire all of the outstanding shares of Rainy River in consideration for, at the election of each holder of Rainy River common shares, 0.5 of a common share of New Gold or C$3.83 in cash, in each case subject to pro ration. The Offer represents a premium of 42% over the closing price of the Rainy River shares on the Toronto Stock Exchange on May 30, 2013, the last day of trading prior to announcement of the acquisition agreement. The maximum number of New Gold shares issuable under the Offer is approximately 25.8 million and the maximum cash consideration payable under the offer is approximately C$198 million. The Offer values the fully-diluted in-the-money share capital of Rainy River, net of Rainy River's cash balance, at approximately $310 million.

Transaction highlights for New Gold include:

•	Accretive on all key per share metrics - gold reserves, net asset value, future production and cash flow

•	Adds significant gold reserve in Ontario to our reserve portfolio, further growing New Gold's Canadian presence

•	Asset located in great mining jurisdiction, near infrastructure

•	Enhances pipeline by adding asset with meaningful annual average production potential over the life of the mine, at below industry average total cash costs

•	Modest transaction size with minimal equity dilution to New Gold shareholders

Subsequent to quarter-end, on July 24, 2013, New Gold acquired approximately 89.2 million common shares of Rainy River pursuant to the Offer, representing approximately 86.2% of the outstanding Rainy River shares, and New Gold extended the expiry date of the Offer to August 8, 2013.

OUTLOOK FOR 2013

New Gold is pleased to reiterate its production guidance for 2013 and provide an update on the estimated impact the prevailing by-product commodity prices and foreign exchange rates are expected to have on the Company’s costs.

Production
New Gold reaffirms its consolidated gold production guidance for the year of 440,000 to 480,000 ounces. Each of New Afton, Cerro San Pedro and Peak Mines is scheduled to exceed the mid-point of its previously forecasted gold production guidance range, while Mesquite’s production is expected to be moderately below its production guidance. At the same time, copper production is anticipated to reach the high end of the guidance range of 78 to 88 million pounds and silver production should exceed the guidance range of 1.4 to 1.6 million ounces.

Total Cash Costs and All-in Sustaining Costs
When the Company set its cost guidance early in 2013, the range of $265 to $285 per ounce for total cash costs included assumptions for gold, silver and copper prices of $1,600 per ounce, $30.00 per ounce and $3.50 per pound and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.00 and $13.00 to the U.S. dollar. For the six months ended June 30th, average realized commodity prices have been below the assumed prices and average foreign exchange rates have been relatively in line with these assumptions, combining to result in an overall increase in estimated total cash costs. Consistent with the Company’s estimate as part of its 2013 second quarter reporting, should current commodity prices and foreign exchange rates be realized over the balance of the year, total cash costs are estimated to be approximately $350 per ounce. The estimated increase in total cash costs is attributable to an approximate $45 per ounce impact from the lower copper price and an approximate $25 per ounce impact from the lower silver price.

As part of its annual guidance, and prior to the World Gold Council standardizing the metric, New Gold’s guidance for 2013 all-in sustaining costs was $875 per ounce. Upon refining its estimate to adhere to the World Gold Council definition, the Company is pleased to report that it reiterates $875 per ounce as its target for the year, despite the decline in both by-product copper and silver prices. Prior to the World Gold Council standardizing the cost calculation, New Gold’s estimate for combined general and administrative, exploration and sustaining capital expenditures was $600 per ounce. After refining its estimate to more accurately reflect sustaining versus growth capital, and with the benefit of certain sustaining capital cost savings initiatives at Peak and Cerro San Pedro, New Gold’s combined estimate for these three cost categories is $525 per ounce. Combining this with New Gold’s estimate of total cash costs for the year of $350 per ounce, results in the Company maintaining its all-in sustaining costs guidance of $875 per ounce for the year.

New Gold remains well positioned as one of the lowest cost producers in the industry whether measured on an all-in sustaining or total cash costs basis.

KEY PERFORMANCE DRIVERS AND ECONOMIC OUTLOOK

KEY PERFORMANCE DRIVERS

There are a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are spot prices of gold, silver and copper, as well as foreign exchange rates.

Production Volumes and Costs

New Gold has a track record of achieving guidance with respect to production volumes and costs. New Gold’s portfolio of operating mines achieved another solid production quarter, with 102,435 ounces of gold production in the second quarter of 2013.

Total cash costs and all-in sustaining costs per ounce sold for the quarter, net of by-products sales, of $430 and $931 are, we believe, below the industry average.

New Gold’s outlook is to increase gold production in 2013 by approximately 12% at total cash costs per ounce sold below those achieved in 2012.

Commodity Prices

Gold Prices
The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company will be closely related to the prevailing price of gold.

Gold price experienced a significant decline during the second quarter, dropping by almost 23% by June 30, 2013. Since then gold prices appear to have stabilized to a degree, as investor selling via exchange traded funds has slowed and strong physical demand in India and the Far East continues. In spite of the recent decline in prices, interest rates continue at historically low rates and are likely to remain depressed for the foreseeable future in the face of slow-moving economic recovery, and there are numerous political and economic risks on the horizon, all of which are traditionally positive factors for gold.

The price for gold decreased to $1,192 at June 30, 2013, compared to $1,599 at March 31, 2013. During the second quarter of 2013, the London PM fix gold price averaged $1,414 per ounce compared to $1,611 per ounce during the second quarter of 2012. For the first half of 2013, the London PM fix gold price averaged $1,522 per ounce compared to $1,650 per ounce in 2012.

Copper and silver prices
Copper declined by 9% during the quarter, affected by the same factors driving the gold price decline but to a lesser extent. The London Metals Exchange copper price averaged $3.24 per pound during the quarter compared to $3.57 per pound during the second quarter of 2012. The copper London Metals Exchange price averaged $3.42 per pound for the first half of 2013 compared to $3.67 per pound for the first half of 2012.

The price for silver decreased to $18.86 at June 30, 2013, compared to $28.64 at March 31, 2013. During the second quarter of 2013, silver had an average London PM fix price of $23.11 per ounce,  compared to the second quarter of 2012 during which silver averaged  $29.42 per ounce. For the first half of 2013, silver has an average London PM fix price of $26.59 per ounce compared to $31.02 per ounce during the first half of 2012.

Foreign Exchange Rates
The Company operates in Canada, Mexico, the United States, Australia and Chile. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars.

New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. We have exposure to the Canadian dollar through New Afton and Blackwater, as well as through our corporate administration costs. We also have exposure to the Mexican peso through Cerro San Pedro, and to the Australian dollar through our Peak Mines operations.

The Canadian dollar fell from slightly above parity at the end of 2012 to end the second quarter approximately 6% lower. A weaker Canadian dollar reduces costs in U.S. dollar terms at the Company’s Canadian operations.

The Mexican peso increased in strength during the quarter compared with the U.S. dollar. A significant proportion of costs at Cerro San Pedro are incurred in U.S. dollars and, as such, the movement in the Mexican peso exchange rate was not a significant driver of U.S. dollar-denominated costs.

The Australian dollar weakened significantly during the quarter and fell below parity. From the end of 2012, the Australian dollar decreased by approximately 13%.  A weaker Australian dollar reduces costs in U.S. dollar terms at the Company’s Australian operations.

For an analysis of the impact of foreign exchange fluctuations on operating costs in 2013 relative to 2012, refer to the ‘Review of Operating Mines’ sections for New Afton, Cerro San Pedro and Peak Mines for details.

ECONOMIC OUTLOOK

In early 2013, equity indices continued to do well for the most part, with the MSCI All-Country World Index climbing by almost 6% and the S&P 500 Index reaching new highs and ending the quarter up by more than 10%. However the global recovery continued to be hampered by uncoordinated policy decisions and by unexpected economic events. Global focus shifted to Cyprus, responsible for approximately 0.2% of Eurozone GDP but sufficient to threaten the destabilization of the rest of the currency union as efforts were made to bail out the country’s overextended banking sector while balancing various creditor interests. Ultimately this led to a sell-off in gold early in the second quarter of 2013 as concerns grew that struggling governments would instruct their central banks to sell gold to generate funds.

However, buying interest has emerged at these new lower gold price levels, and uncertainty, volatility and an ongoing ultra-low interest rate environment should provide positive encouragement for gold investors.

Economic events can have significant effects on the gold price, via currency rate fluctuations, the relative strength of the U.S. dollar, supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. Management anticipates that the long term economic environment should remain positive with respect to precious metals and for gold in particular, and believes the prospects for the business are favourable. The Company has not hedged foreign exchange rates and metal prices with the exception of the gold hedge mandated by Mesquite’s 2008 project financing. That hedge position was eliminated May 15, 2013. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise.

CORPORATE SOCIAL RESPONSIBILITY

New Gold is committed to excellence in corporate social responsibility. We consider our ability to make a lasting and positive contribution toward sustainable development through the protection of the health and well-being of our people and our host communities, environmental stewardship and community engagement and development, a key driver to achieving a productive and profitable business.

As a partner of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles on Human Rights, Labour, Environment and Anti-Corruption. As a member of the Mining Association of Canada (“MAC”), our Canadian operations adhere closely to the principles of MAC’s Towards Sustainable Mining program.

New Gold’s corporate social responsibility objectives include promoting and protecting the welfare of our employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. At New Gold, we believe that our people are our most valued assets regardless of gender, race, cultural background, age or religion. We strive to create a culture of inclusiveness that begins at the top and which is reflected in our hiring, promotion and overall human resources practices. We encourage tolerance and acceptance in worker-to-worker relationships. In each of our host communities we are recognized as an employer of choice as a result of our competitive wages, competitive benefits and our policies of recognizing and rewarding employee performance and promoting from within.

We are committed to preserving the long-term health and viability of the natural environments affected by our operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – we are committed to excellence in environmental management. From the earliest site investigations, we carry out comprehensive environmental studies to establish baseline measurements for flora, fauna, land, air and water. During operations we promote the efficient use of resources, work to minimize environmental impacts and maintain robust monitoring programs, including groundwater and air quality. We implement progressive reclamation and re-vegetation activities throughout the life of our operations. After mining activities are complete, our objective is to restore the land to a level of productivity equivalent to its pre-mining capacity. We continually seek new strategies for enhancing our environmental performance including programs to improve energy efficiency, reduce our carbon footprint and minimize our use of water and other resources.

We are committed to establishing relationships based on mutual benefit and active participation with our host communities to contribute to healthy communities and sustainable community development. Wherever our operations interact with indigenous peoples, we endeavor to understand and respect traditional values, customs and culture. We take meaningful action to serve their development needs and priorities through collaborative agreements aimed at creating jobs, training and lasting socio-economic benefits. We foster open communication with local residents and community leaders and strive to be a full partner in the long-term sustainability of the communities and regions in which we operate. We believe that only by thoroughly understanding the people, their histories, and their needs and plans, can we engage in a meaningful development process that will contribute to their cultural and economic health and welfare.

FINANCIAL AND OPERATING RESULTS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

Production

New Gold’s consolidated gold production during the second quarter increased by 8% over the second quarter of 2012, with 102,435 ounces in 2013 compared to 95,158 ounces in the same period in 2012. The increase was primarily driven by commercial production at New Afton, which began in the third quarter of 2012. New Afton produced 21,810 ounces in the second quarter of 2013 for which there is no prior year comparative. Comparing New Afton’s 2013 first and second quarter gold production, however, demonstrates the operational improvement resulting from completion of the underground infrastructure. Average daily tonnes of ore mined and milled increased by 19% to over 11,000 tonnes per day, average gold grades increased 16% and average gold recoveries increased by 4% to 87%. Collectively, this resulted in a 47% increase in quarter-over-quarter gold production at New Afton. New Afton steadily produced more gold and copper in each month of the second quarter, culminating in record combined monthly production in June. The benefit of New Afton’s production as well as a 12% increase in production at the Peak Mines was partially offset by lower production at Cerro San Pedro and Mesquite, due to continued mining of lower grade ore per their mine plans. Looking forward, all of New Gold’s four operations are anticipated to increase production in the second half of 2013.

New Gold’s consolidated copper production during the second quarter increased to 21.7 million pounds from 4.0 million pounds in the same period of the prior year. The increase was largely attributable to the production contribution from New Afton. New Afton’s copper production exhibited similar quarter-over-quarter improvements to those highlighted above in regard to its gold production. When compared to the first quarter of 2013, in addition to the increase in mill throughput, New Afton realized a 21% increase in average copper grade, to a level consistent with reserve grade, as well as a 6% increase in recoveries to 87%. In total, this led to a 57% increase in copper production from the first to second quarter of 2013. At the Peak Mines, copper production was consistent with the prior year periods as increased tonnes processed and recoveries largely offset the planned mining of lower copper grades.

As expected, silver production at Cerro San Pedro decreased during the second quarter with 424,734 ounces in 2013 relative to 592,307 ounces in the same period in 2012, due primarily to planned mining of lower silver grades.   The second quarter of 2012 benefitted from particularly high silver grade ore being placed on the pads.

Revenues
Revenues were $183.5 million for the second quarter of 2013, an increase of 4% compared to $176.1 million in the same period in 2012. The $7.4 million revenue increase is driven primarily by higher gold and copper sales volumes relative to the same prior year period.  Gold sales in the second quarter of 2013 were 98,037 ounces, relative to 96,927 ounces in the second quarter of 2012. Copper sales were 19.5 million pounds, relative to 4.9 million pounds in the same prior year period as New Afton was still in the development stage in the second quarter of 2012. This was offset by a decrease in silver sales to 412,565 ounces from 574,702 ounces in 2012. The increases in sales volumes were largely offset by lower average realized prices across all metals. The average realized prices for the second quarter of 2013 were $1,276 per ounce of gold and $3.06 per pound of copper, compared to $1,486 per ounce of gold, and $3.24 per pound of copper in the same prior year period.  Current period average realized prices and related revenues have been negatively impacted in a number of ways.  A higher proportion of commodity production and sales were in the latter part of the quarter when gold price, in particular, had decreased.  Further, New Afton’s sales during the quarter are not due to settle until the third quarter.  As such, the related revenue has been provisionally priced at the forward rate that the sales are expected to settle at.  The provisional price, approximating the quarter-end spot price, was lower than the quarterly average price for gold.  Lastly, certain first quarter concentrate sales at Peak and New Afton settled at lower prices during the second quarter than they had initially been recorded, generating a revenue reduction related to prior periods.

Operating expenses
Operating expenses increased from $78.0 million in the second quarter of 2012 to $105.6 million in the second quarter of 2013, driven almost entirely by the addition of New Afton.  Gross operating costs for New Afton in the second quarter of 2013 were $25.6 million, for which there is no prior year comparative as New Afton was still in the development stage in the first half of 2012.

Depreciation and depletion
Depreciation and depletion for the second quarter of 2013 was $44.1 million compared to $21.8 million for the same prior year period, again primarily as a result of New Afton now being part of the operating portfolio. Depreciation and depletion for New Afton was $23.3 million, for which there is no prior year comparative as New Afton was still in the development stage in the first half of 2012.

Earnings from mine operations
For the three months ended June 30, 2013, New Gold had earnings from mine operations of $33.8 million compared with $76.3 million in the same prior year period. Earnings from mine operations were impacted by a combination of lower average realized commodity prices and the continued mining of lower grade ore at Cerro San Pedro and Mesquite. New Afton’s earnings from mine operations during the quarter were strong, increasing by 21% when compared to the first quarter of 2013, despite lower realized commodity prices.

Corporate administration costs
Corporate administration costs were $7.3 million in the second quarter of 2013 compared to $6.3 million incurred in the same prior year period.

Share-based compensation costs
Share-based compensation costs were $1.8 million compared to $2.9 million in the second quarter of 2013 and 2012, respectively. The reduction reflects the mark to market of equity based liabilities.

Exploration and business development
Exploration costs were $11.9 million in the second quarter of 2013 compared with $4.5 million for the same prior year period.  New Afton incurred $4.7 million in exploration expense for the quarter, compared to $nil in the prior period, as the C-Zone exploration program continued in the second quarter of 2013. The objective of this program is to add Mineral Resources immediately at the base of the current Reserve block and further delineating the C-Zone which lies immediately down plunge of the current New Afton Reserve. Additionally, these costs were impacted by costs that have accumulated related to the Rainy River transaction of approximately $0.8 million.

Hedging

For the quarter ended June 30, 2013, Mesquite had realized losses of $2.8 million within revenues for settlement of the April gold hedge contract that settled for 5,500 ounces. On May 15, 2013 New Gold eliminated the remaining hedge position related to its legacy gold hedges that were associated with the 2008 project financing put in place to develop the Mesquite mine. As a result of the decrease in the spot price of gold from $1,598 per ounce to $1,396 per ounce between March 31, 2013 and May 15, 2013, Mesquite recognized $9.0 million of pre-tax unrealized gains in the mark-to-market of remaining contracts within other comprehensive income. On mark to market at May 15, 2013, the outstanding hedge position was valued at $65.7 million. Cash was paid equal to this value to settle the hedge in full.

As the production and sale of gold ounces from the Mesquite mine, is still scheduled to occur, IFRS requires that the Other Comprehensive Income (“OCI”) related to the hedge contract that was due to settle out to December 2014 should reclassify into earnings as scheduled. While New Gold operating cash flow will benefit by realizing the spot price for all gold ounces at Mesquite going forward, revenue will continue to be impacted by the marked to market OCI on the hedges at the date they were eliminated.  Approximately $7.0 million of OCI loss will reclassify into earnings on a quarterly basis until December 2014.  This will be added back for the purposes of adjusted earnings.

Other gains and losses
The following other gains and losses are all added back for the purposes of adjusted net earnings:

Non-hedged derivatives
For the quarter ended June 30, 2013, the Company recorded a gain of $20.6 million relating to the share purchase warrants. This compares to a gain of $11.1 million in the same prior year quarter. As the share purchase warrants are denominated in Canadian dollars, but the Company’s functional currency is the U.S. dollar, it is a requirement under IFRS to account for them as a liability. The fair value of this liability is assessed at each reporting period. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected on the financial statements.

Foreign exchange
The Company recognized a foreign exchange loss of $12.9 million for the quarter ended June 30, 2013 compared to a gain of $0.5 million in the same prior year quarter. Foreign exchange gains and losses arise due to the fact that the Company operates in Canada, Australia, Mexico, Chile and the United States and, as a result, has foreign currency exposure with respect to items not denominated in U.S. dollars.

Ineffectiveness of hedge instruments
For the quarter ended June 30, 2013, a gain of $10.0 million was recorded reflecting the ineffective portion of the gold hedge. When the hedge was marked to market in advance of settlement, it was deemed to be fully effective and resulted in the reclassification of the portion previously determined to be ineffective being back to OCI. This compares to a loss of $2.0 million for the same prior year period.

Income tax
Income and mining tax expense in the second quarter of 2013 was $4.0 million compared to $17.0 million in the same prior year period, reflecting an effective tax rate of 21% for the second quarter of 2013 compared to 42% in 2012.

On an adjusted net earnings basis, the effective tax rate in the second quarter of 2013 was 31% compared to 27% in the same prior year period.  The adjusted effective tax rates exclude the impact of changes in the recognition of deferred tax assets, specifically fair value changes in share purchase warrants and convertible debentures, as well as the impact of adjustments to uncertain tax positions. The adjusted effective tax rate has increased compared to the same prior year period as a result of higher proportion of profits being taxed in jurisdictions with a higher tax rate. Additionally the increased tax rate reflects the recognition of a higher mining tax expense in Canada as production ramps up at the New Afton mine.

Net earnings from continuing operations

For the quarter ended June 30, 2013, New Gold had net earnings of $15.0 million, or $0.03 per basic share. This compares with net earnings of $23.7 million, or $0.05 per basic share in the same prior year period.

Adjusted net earnings
For the three months ended June 30, 2013, adjusted net earnings from continuing operations were $4.3 million or $0.01 per basic share, a decrease from adjusted net earnings of $24.6 million or $0.05 per basic share in the prior year period.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statement.  Key entries in this grouping are the fair value changes for share purchase warrants. Additionally, foreign exchange gain or loss and other non-recurring items are adjusted, particularly the loss on redemption of the Senior Secured Notes. Adjusting for these items provides an additional measure to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented. The prior period tax is also adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

See “Non-GAAP Financial Performance Measures” for reconciliation of net earnings to adjusted net earnings.

Quarterly financial and operating information
Selected financial and operating information for the current and previous quarters is as follows:

QUARTERLY FINANCIAL AND OPERATING INFORMATION

(in millions of U.S. dollars, except per share amounts and where noted)
	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011
Gold sales (ounces)	98,037	95,181	109,766	95,166	96,928	93,676	99,612	93,028	95,039

Revenues	183.5	201.8	250.9	195.5	176.1	168.8	177.6	175.5	171.6

Net earnings (loss)	15.0	36.3	123.9	17.8	23.7	33.5	35.0	40.7	78.6
Per share:
Basic	0.03	0.08	0.26	0.04	0.05	0.07	0.08	0.09	0.19
Diluted	0.03	0.08	0.26	0.03	0.05	0.07	0.07	0.09	0.16

Adjusted net earnings (loss)	4.3	20.6	49.7	42.6	45.8	44.2	42.2	49.5	49.8
Per share:
Basic	0.01	0.04	0.11	0.09	0.10	0.10	0.09	0.11	0.12
Diluted	0.01	0.04	0.11	0.09	0.10	0.09	0.09	0.11	0.12

SUMMARY OF YEAR TO DATE FINANCIAL AND OPERATING RESULTS

Production

The increase in gold production during the first half of 2013 to 197,130 ounces from 194,432 ounces in the first half of 2012 , is primarily attributable to the incremental production at New Afton offset by reductions at Cerro San Pedro and Mesquite Mine. New Afton added 36,746 ounces of gold for which there is no prior year comparative and Peak Mines had a 23% increase in gold production during the first six months, due to improved grades and recoveries. However, this was partially offset by production declines at Mesquite and Cerro San Pedro resulting from lower grades being placed on the leach pads as planned due to mine sequencing. Copper production increased from 7.7 to 37.7 million pounds in the first half of 2013, representing a 390% increase over 2012. Silver production at Cerro San Pedro decreased in the first half of 2013 with 783,639 ounces relative to 1,048,891 ounces in 2012.

Revenues
Revenues for the first half of 2013 increased to $385.3 million when compared to $344.9 million in the prior year due primarily to the increased gold and copper sales volume resulting from New Afton’s production contribution. Sales from copper production at New Afton amounted to 29.1 million pounds during 2013 for which there is no prior year comparative. Gold ounces sold also increased, from 190,603 ounces in 2012 to 193,218 ounces for the current year. Total copper sales increased from 6.7 million pounds to  35.4 million pounds and silver sales decreased from 1,013,843 ounces in 2012 to 773,478 ounces in 2013.The sales volume increase was offset by a reduction in average realized prices where New Gold’s realized price of gold, copper and silver decreased from $1,530 per ounce of gold, $3.48 per pound of copper and $30.42 per ounce of silver in the prior year to $1,383 per ounce of gold, $3.23 per pound of copper and $25.55 per ounce of silver, in the first six months of 2013. Realized prices were impacted by a large proportion of New Afton concentrate sales being priced at quarter-end, when spot prices were substantially lower than the quarterly average. Additionally, certain prior year concentrate sales at Peak and New Afton settled at lower prices during the first half than they had initially been recorded, generating a revenue reduction related to prior periods.

Operating expenses
Operating expenses increased from $150.3 million in the first half of 2012 to $211.7 million in the same period in 2013. The increase in operating costs is consistent with the increased gold and copper sales volumes, particularly the impact of New Afton where operating expenses were $52.2 million.  Additionally, the operating sites have generally experienced inflationary pressures on input costs consistent with the broader industry.

Depreciation and depletion
Depreciation and depletion for the first half of 2013 was $82.0 million compared to $40.5 million for the prior year period.  Depreciation and depletion for New Afton was $41.7 million representing the start of depletion of the initial capital cost and other depletable assets.

Earnings from mine operations
For the six month period ended June 30, 2013, New Gold had earnings from mine operations of $91.6 million compared to $154.1 million in the prior year period.  Earnings from mine operations were impacted by a combination of lower average realized commodity prices and the mining of lower grade ore at Cerro San Pedro and Mesquite.

Corporate administration costs
Corporate administration costs were $14.6 million for the six month period ended June 30, 2013 compared to $13.0 million incurred in the prior year period.

Share-based compensation expenses
Share-based compensation costs were $4.3 million and $5.3 million in the first half of 2013 and 2012, respectively due to lower equity prices.

Exploration and business development
Exploration costs were $15.9 million in the first half of 2013, compared with $7.3 million for the prior year period. In addition to moderate increases at Peak Mines and Mesquite, New Afton and Blackwater incurred $6.5 and $3.2 million in exploration expense for six months, respectively. This was offset by a decrease at Cerro San Pedro of $3.1 million.  Additionally, these costs are impacted costs that have accumulated related to the Rainy River transaction of approximately $1.1 million.

Hedging
For the first half of 2013, Mesquite had realized losses of $13.6 million within revenues for settlement of the January through April gold hedge contract that settled for 22,000 ounces. On May 15, 2013 New Gold eliminated the remaining hedge position related to its legacy gold hedges that were associated with the 2008 project financing put in place to develop the Mesquite mine. As a result of the decrease in the spot price of gold from $1,658 per ounce to $1,396 per ounce between December 31, 2012 and May 15, 2013, Mesquite recognized $18.1 million of pre-tax unrealized gains in the mark-to-market of remaining contracts within other comprehensive income. On mark to market at May 15, 2013, the outstanding hedge position was valued at $65.7 million. Cash was paid equal to this value to settle the hedge in full.

As the forecasted item, the production and sale of gold ounces from the Mesquite mine, is still scheduled to occur, IFRS requires that the OCI related to the hedge contract that was due to settle out to December 2014 should reclassify into earnings as scheduled. While New Gold operating cash flow should be benefitted by realizing the spot price for all gold ounces at Mesquite going forward, revenue will continue to be impacted by the marked to market OCI on the hedges at the date they were eliminated.  Approximately $7.0 million of OCI loss will reclassify into earnings on a quarterly basis until December 2014.  This will be added back for the purposes of adjusted earnings.

Other gains and losses
The following other gains and losses are all added back for the purposes of adjusted net earnings:

Non-hedged derivatives
For the six month period ended June 30, 2013, the Company recorded a gain of $43.2 million compared to a gain of $1.7 million in the prior year period relating to the share purchase warrants. As the share purchase warrants are denominated in Canadian dollars, but the Company’s functional currency is the U.S. dollar, it is a requirement under IFRS to account for them as a liability. The fair value of this liability is assessed at each reporting period. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected on the financial statements.

In the six months ended June 30, 2012, the Company recorded a gain of $4.5 million relating to the equity conversion option of its previously held Debentures, as well as a loss of $3.7 million relating to the change in fair value of the early redemption option embedded in the Company's previously held Senior Secured Notes. As both the Debentures and Senior Secured Notes were redeemed in 2012, there is no figure for the first half of 2013.

Loss on redemption of senior secured notes
During the second quarter of 2012, New Gold redeemed its Senior Secured Notes reflecting a loss of $31.8 million.  There is no current year comparative for this loss.

Foreign exchange
The Company recognized a foreign exchange loss of $18.5 million for the six months ended June 30, 2013 compared to a loss of $1.0 million in the prior year period. Foreign exchange gains and losses arise due to the fact that the Company operates in Canada, Australia, Mexico, Chile and the United States and, as a result, has foreign currency exposure with respect to items not denominated in U.S. dollars.

Ineffectiveness of hedge instruments
For the six months ended June 30, 2013, a gain of $9.5 million was recorded reflecting the ineffective portion of the gold hedge. When the hedge was marked to market in advance of settlement, it was deemed to be fully effective and resulted in the reclassification of the portion previously determined to be ineffective being back to OCI. This compares to a loss of $2.2 million in the prior year period.

Income tax
Income and mining tax expense in the first six months of 2013 was $16.4 million compared to $35.3 million in the same prior year period, reflecting an effective tax rate of 24% for the first six months compared to 38% in 2012.

On an adjusted net earnings basis, the effective tax rate in the first six months of 2013  was 37% compared to 28% in the same prior year period.  The adjusted effective tax rates exclude the impact of changes in the recognition of deferred tax assets, specifically fair value changes in share purchase warrants and convertible debentures, as well as the impact of adjustments to uncertain tax positions. The adjusted effective tax rate has increased compared to the same prior year period as a result of higher proportion of profits being taxed in jurisdictions with a higher tax rate. Additionally the increased tax rate reflects the recognition of a higher mining tax expense in Canada as production ramps up at the New Afton mine.

Net earnings from continuing operations
For the six month period ended June 30, 2013, New Gold had net earnings from continuing operations of $51.3 million, or $0.11 per basic share. This compares with net earnings from continuing operations of $57.3 million, or $0.12 per basic share in the same prior year period.

Adjusted net earnings
For the six months ended June 30, 2013 adjusted net earnings from continuing operations were  $24.6 million or  $0.05 per basic share, a decrease from  $91.0 million or  $0.20 per basic share in the prior year period.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statement. Key entries in this grouping are the fair value changes for share purchase warrants and convertible debt. Additionally, foreign exchange gain or loss and other non-recurring items are adjusted, particularly the loss on redemption of the Senior Secured Notes. Adjusting for these items provides an additional measure to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented. The current period tax is adjusted for the impact of the increase in the Category 1 income tax in Chile. The prior period tax is also adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

See “Non-GAAP Financial Performance Measures” for reconciliation of net earnings to adjusted net earnings.

REVIEW OF OPERATING MINES

NEW AFTON MINE, BRITISH COLUMBIA, CANADA

A summary of New Afton’s operating results is provided below:

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Operating information (1):
Ore mined (thousands of tonnes)	1,035	-	1,789	-
Ore processed (thousands of tonnes)	1,006	-	1,840	-
Average grade:
Gold (grams/tonne)	0.78	-	0.73	-
Copper (%)	0.96	-	0.88	-
Recovery rate (%):
Gold	86.5	-	85.4	-
Copper	87.9	-	85.4	-
Gold (ounces)
Produced (2)	21,810	-	36,746	-
Sold (2)	20,109	-	35,686	-
Copper (thousands of pounds)
Produced (2)	18,709	-	30,518	-
Sold (2)	17,041	-	29,110	-
Average realized price (3):
Gold ($/ounce)	1,164	-	1,351	-
Copper ($/pound)	3.06	-	3.22	-
Total cash costs per gold ounce sold (3)(4)	(1,104)	-	(958)	-
All-in sustaining costs per gold ounce sold (3)	(450)	-	168	-

Financial Information (1):
Revenues	71.2	-	134.6	-
Earnings from mine operations	22.3	-	40.7	-
Capital expenditures	20.3	97.3	62.3	171.7

1.	There are no comparative figures for the second quarter of 2012 as New Afton reached commercial production on July 31, 2012.
2.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
3.
We use certain non-GAAP financial performance measures throughout our MD&A. All-in sustaining costs and total cash costs per gold ounce sold, average realized price, adjusted net earnings, adjusted net earnings per share and cash generated from operations, excluding working capital changes and income taxes paid are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

4.
The calculation of total cash costs per ounce of gold is net of by-product copper revenue. If copper revenues were treated as a co-product, the average total cash costs at New Afton for the three months ended June 30, 2013 would be $469 per ounce of gold and $1.23 per pound of copper. For the six months ended June 30, 2013, the total cash costs would be $576 per ounce of gold and $1.37 per pound of copper.

Quarterly and Year-to-Date Operating Results

Production
In the second quarter of 2013, New Afton produced 21,810 ounces of gold and 18.7 million pounds of copper. There are no prior year comparatives as New Afton was still in the development stage throughout the first half of 2012. In the six months ended June 30, 2013, New Afton produced a total of 36,746 ounces of gold and 30.5 million pounds of copper.

Comparing New Afton’s 2013 first and second quarter gold production demonstrates the operational improvement resulting from completion of the underground infrastructure. Average daily tonnes of ore mined and milled increased by 19% to over 11,000 tonnes per day, average gold grades increased 16%, reconciling favourably to the Company’s plans, and average gold recoveries increased by 4% to 87%. Collectively, this resulted in a 46% increase in quarter-over-quarter gold production at New Afton. New Afton steadily produced more gold and copper in each month of the second quarter, culminating in record combined monthly production in June.

Revenue
Revenues in the second quarter of 2013 were  $71.2 million, as a result of average realized prices of $1,164 per ounce of gold and $3.06 per pound of copper. This is lower than the average London PM fix gold price of $1,414 for the second quarter of 2013. The average London Metals Exchange copper price was $3.24 for the second quarter of 2013. The average realized prices are lower than the market averages for two reasons. Concentrate sales in May and June were all due to be priced after the end of the quarter. As a result, the revenue was priced, when spot prices were substantially lower than the quarterly average at the forward price at the end of the period.  The gold and copper prices at the end of the quarter were considerably lower than the average quarterly price.  Additionally, certain concentrate sales from the first quarter of 2013 settled in the second quarter.  As the gold and copper prices had fallen by the settlement date, a negative adjustment was made to revenue to recognize the realized price on the prior quarter shipments.  The adjustment related to gold was approximately $2.0 million.  A revenue reduction was also recognized in copper, but it was largely offset by copper swaps put in place.

For the six months ended June 30, 2013, revenues were $134.6  million. The average realized gold price was $1,351 per ounce of gold and $3.22 per pound of copper. These compare to the London PM fix gold price of $1,522 per ounce of gold and to the London Metals Exchange copper price of $3.42 per pound.

Total cash costs and All-in sustaining costs
Total cash costs per ounce of gold sold, net of by-product sales was negative $1,104 per ounce for the second quarter of 2013. All-in sustaining costs per ounce of gold sold was negative $450 per ounce for the second quarter of 2013. There are no comparative figures as New Afton was still in the development stage throughout the first half of 2012.

For the six months ended June 30, 2013, total cash costs per ounce of gold sold, net of by-product sales was negative $958. All-in sustaining costs per ounce of gold sold was $168 for the six month period ended June 30, 2013.

All-in sustaining costs and total cash costs both decreased meaningfully when compared to the first quarter of 2013 as a result of the mine’s strong operating performance, despite a lower realized copper price.

Earnings from mine operations
New Afton contributed $22.3 million to the Company’s earnings from mine operations for the three months ended June 30, 2013. New Afton’s earnings from mine operations during the quarter were strong, increasing by 21% when compared to the first quarter of 2013, despite lower commodity prices. For the six months ended June 30, 2013, New Afton generated $40.7 million in earnings from mine operations.

Capital expenditures
Capital expenditures for the second quarter of 2013 totalled $20.3 million. This compares to $97.3 million for the second quarter of 2012. For the six months ended June 30, 2013 totalled $62.3 million. Comparatively, capital expenditures for the same prior year period amounted to $171.7 million. Capital expenditures were significantly reduced in 2013 as New Afton achieved commercial production and reduced its development capital spend.

Exploration Project Review
During the second quarter of 2013, the Company continued its exploration drilling program at New Afton. The objectives of the program is to extend the Main Zone reserve by upgrading Inferred resources to Measured and Indicated status and to expand the C-Zone mineral resource located immediately below the Main Zone reserve. During the second quarter the Company completed an additional 14,788 metres of delineation and infill drilling adjacent to the Main Zone reserve and 9,945 metres of underground exploration drilling on the C-Zone. A total 40,000 metres of exploration and resource delineation drilling has been completed at New Afton since the start of 2013, representing approximately 70% of the drilling planned for the year. The results of this work will be incorporated into the Company’s mineral resource and reserve updates scheduled for completion at year-end. The Company currently has seven core drills active at New Afton: four drilling to extend the Main Zone reserve and three exploring the C-Zone.

On May 1, 2013 the Company reported an updated Mineral Resource estimate for the C-Zone. The new Mineral Resource estimate incorporates the results for drilling completed through the end of February 2013. The update reflects an increase by over 300% in gold ounces and copper pounds at improved grade. Measured and Indicated gold and copper resources increased to 0.3 million ounces and 211 million pounds, respectively.  Measured and Indicated gold and copper grades increased to 0.77 grams per tonne gold and 0.77% copper from 0.62 grams per tonne and 0.68% copper.  Inferred gold and copper resources for the C-Zone increased by over 30% to 0.4 million ounces and 301 million pounds respectively.

New Afton C-Zone Mineral Resource Update – May 1, 2013
Resource Category	Tonnes & Grade				Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs

Measured	1,282	0.75	1.35	0.79	31	56	22
Indicated	11,205	0.78	1.52	0.77	280	548	189
Total M&I	12,486	0.77	1.50	0.77	311	602	211
Inferred	20,221	0.62	1.42	0.68	401	923	301

New Afton C-Zone Mineral Resource – December 31, 2012
Resource Category	Tonnes & Grade				Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs

Measured	400	0.60	1.30	0.73	8	20	6
Indicated	2,900	0.63	1.30	0.68	58	120	43
Total M&I	3,300	0.62	1.30	0.68	66	140	49
Inferred	13,600	0.70	1.50	0.76	307	670	228

1.
Mineral resources are reported above a 0.40% copper-equivalent cut-off grade based on metal prices of $1,400/ounce gold, $28.00/ounce silver and $3.25/pound copper, average metallurgical recoveries of 87.7% for gold, 73.5% for silver and 86.4% for copper and related smelter and refining charges.

2.	Total contained metal calculated on the basis of tonnes multiplied by gold or silver grade divided by 31.10348 grams per troy ounce, and tonnes multiplied by copper percent grade and 2.2046.
3.	Additional technical details regarding the New Afton project are available in the NI 43-101 Technical Report dated December 31, 2009 published on SEDAR.
4.
As it is currently defined by exploration drilling, the C-Zone has a sub-vertical dip of 80° and a moderate southwesterly plunge. The zone measures approximately 800 metres along its lateral strike, 550 metres in the vertical dimension, and ranges from 10 to 100 metres in true width, averaging 50 metres in true width overall.

CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO

A summary of Cerro San Pedro’s operating results is provided below:

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Operating information:
Ore mined (thousands of tonnes)	4,465	3,378	7,899	7,394
Waste mined (thousands of tonnes)	3,282	4,626	6,814	9,156
Ratio of waste to ore	0.74	1.37	0.86	1.24
Ore to leach pad (thousands of tonnes)	4,465	3,378	7,899	7,394
Average grade:
Gold (grams/tonne)	0.57	0.58	0.46	0.52
Silver (grams/tonne)	26.33	29.55	22.78	28.00
Gold (ounces)
Produced (1) (2)	30,181	36,944	56,568	70,928
Sold (1)	26,585	36,012	53,053	68,783
Silver (ounces)
Produced (1) (2)	424,734	592,307	783,639	1,048,891
Sold (1)	412,565	574,702	773,478	1,013,843
Average realized price (3):
Gold ($/ounce)	1,373	1,595	1,496	1,642
Silver ($/ounce)	22.08	28.68	25.55	30.42
Total cash costs per gold ounce sold (3)(4)	610	168	553	199
All-in sustaining costs per gold ounce sold (3)	663	344	631	375

Financial Information:
Revenues	45.6	73.9	99.1	143.8
Earnings from mine operations	12.0	41.4	34.6	81.6
Capital expenditures	4.3	4.3	7.4	7.2

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
3.
We use certain non-GAAP financial performance measures throughout our MD&A. All-in sustaining costs and total cash costs per gold ounce sold, average realized price, operating margin, adjusted net earnings, adjusted net earnings per share and cash generated from operations, excluding working capital changes and income taxes paid, are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.

4.
The calculation of total cash costs per ounce of gold is net of by-product silver revenue. If the silver revenues were treated as a co-product, the average total cash costs at Cerro San Pedro for the three months ended June 30, 2013, would be  $762 per ounce of gold (2012 - $486 ) and  $12.26 per ounce of silver (2012 - $8.74 ). For the six months ended June 30, 2013, average total cash costs would be $741 per ounce of gold (2012 - $509 ) and $12.66 per ounce of silver (2012 - $9.43 ).

Quarterly and Year-to-Date Operating Results

Production
Gold production for the second quarter of 2013 was 30,181 ounces compared to 36,944 ounces produced in the same period in 2012. This reflects a decrease in the average gold grade due to planned mining of lower grade ore, partly offset by higher tonnes placed on the leach pad.  Silver production for the quarter was 424,734 ounces compared to 592,307 ounces produced in the same period in 2012. The decrease in silver production reflects lower silver grade ore placed on the pad in the second quarter of 2013 relative to the same prior year period, in line with mine sequencing.

For the six months ended June 30, 2013, gold production was 56,568 ounces compared to 70,928 ounces produced in the same period in 2012. The decrease in the production level reflects a reduction in gold grade due to mine sequencing. Silver production was 783,639 ounces produced in the six months ended June 30, 2013 compared to 1,048,891 ounces in the same prior year period.

Revenue
Revenues for the second quarter of 2013 were $45.6 million compared to $73.9 million in the same prior year period, due to a combination of lower ounces of gold and silver sold and lower prices. The average realized gold price during the second quarter of 2013 and 2012 was $1,373 and $1,595 per ounce, respectively. This is lower than the average London PM fix gold price of $1,414 and  $1,611 for the second quarter of 2013 and 2012, respectively, related to timing of production and sales in the period. The average realized silver price per ounce during the second quarter of 2013 and 2012 were $22.08 and $28.68 per ounce, respectively. The average London Metals Exchange silver price was $23.11 and  $29.42 for the second quarters of 2013 and 2012, respectively. Gold sales for the second quarter of 2013 were 26,585 ounces relative to 36,012 ounces in the same prior year period. Silver sales also decreased, from 574,702 ounces in the second quarter of 2012 to 412,565 ounces in the same period in 2013.

For the six months ended June 30, 2013, revenue was $99.1 million compared to $143.8 million in the prior year due to lower gold and silver sales volumes, as well as a lower average realized prices for both metals. Gold sales decreased from 68,783 ounces in the first half of 2012 to 53,053 ounces in the first half of 2013. Silver sales also decreased from 1,013,843 ounces in 2012 to  773,478 ounces in the first half of 2013. The average realized gold price during the six months ended June 30, 2013 and 2012 was $1,496 and $1,642 per ounce, respectively, which compares to the average London PM fix gold price of $1,522 and $1,650 per ounce, respectively. The average realized silver price per ounce during the six months ended June 30, 2013 and 2012 was $25.55 and $30.42 , respectively, which also correlates to the average London fix silver price of $26.59 and $31.02 per ounce, respectively.

Total cash costs and All-in sustaining costs
Total cash costs per ounce of gold sold for the second quarter of 2013 were $610 per ounce compared to $168 per ounce in the same prior year quarter. The increase in total cash costs when compared to the same period of 2012 is primarily driven by a lower silver realized prices and lower silver sales volume, negatively impacting by-product revenue, as well as the operation’s fixed costs being attributed to a lower gold production base. All-in sustaining costs per ounce of gold sold is $663 for the second quarter of 2013 compared to $344 for the prior year period. The change in all-in sustaining costs during the quarter partially offset the impact of the decrease in silver by-product revenue as sustaining capital expenditures were approximately $120 per ounce lower than the same period of the prior year.

Total cash costs per ounce of gold sold for the six months ended June 30, 2013 were $553 per ounce compared to $199 per ounce in the prior year. All-in sustaining costs per ounce of gold sold were $631 for the six month period ended June 30, 2013 compared to $375 for the prior year period.

Earnings from mine operations
Cerro San Pedro generated $12.0 million in earnings from mine operations in the second quarter of 2013 compared to $41.4 million in the same period of the prior year. Cerro San Pedro’s quarterly earnings contribution was adversely impacted by a combination of lower gold and silver sales volumes and average realized prices. As Cerro San Pedro’s average gold grade placed during the quarter was 0.57 grams per tonne, compared to a reserve grade of 0.50 grams per tonne, it is expected that the mine’s earnings contribution should improve in the second half of the year.

For the six months ended June 30, 2013, earnings from mine operations were $34.6 million compared to $81.6 million in the same prior year period for similar reasons above.

Capital expenditures
Capital expenditures totalled $4.3 million and $4.3 million for the quarters ended June 30, 2013 and 2012, respectively. For the six months ended June 30, 2013 and 2012, capital expenditures totalled $7.4 million and $7.2 million, respectively.

Impact of Foreign Exchange on Operations
Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. The value of the Mexican peso increased from an average of 13.55 to the U.S. dollar in the second quarter of 2012 to 12.48 to the U.S. dollar in 2013. This had a negative impact of approximately $45 per ounce of gold sold, which further contributed to the impact of the other factors described above.

With respect to the six months ended June 30, 2013, the value of the Mexican peso strengthened from an average of 13.26 to the U.S. dollar in 2012 compared to 12.56 to the U.S. dollar in 2013. This had a negative impact of approximately $30 per ounce of gold sold.

MESQUITE MINE, CALIFORNIA, USA

A summary of Mesquite’s operating results is provided below:

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Operating information:
Ore mined (thousands of tonnes)	2,839	4,187	6,345	7,859
Waste mined (thousands of tonnes)	10,119	7,693	19,008	14,920
Ratio of waste to ore	3.56	1.84	3.00	1.90
Ore to leach pad (thousands of tonnes)	2,839	4,187	6,345	7,859
Average grade:
Gold (grams/tonne)	0.34	0.42	0.33	0.50
Gold (ounces)
Produced (1) (2)	25,775	36,253	51,279	80,653
Sold (1)	25,368	37,149	51,076	80,766
Average realized price (4):
Gold ($/ounce)	1,280	1,310	1,240	1,371
Total cash costs per gold ounce sold (3)(4)	925	657	902	641
All-in sustaining costs per gold ounce sold (3)(4)	1,370	716	1,189	690

Financial Information:
Revenues	27.8	48.7	58.7	110.7
Earnings (loss) from mine operations	(1.5)	18.1	1.6	45.5
Capital expenditures	10.4	2.1	13.7	3.7

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
3.
We use certain non-GAAP financial performance measures throughout our MD&A. All-in sustaining costs and total cash costs per gold ounce sold, average realized price, operating margin, adjusted net earnings, adjusted net earnings per share and cash generated from operations, excluding working capital changes and income taxes paid, are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

4.	Average realized price per gold ounce for Mesquite includes realized gains and losses from gold hedge settlements.

Quarterly and Year-to-Date Operating Results

Production
Gold production for the quarter ended June 30, 2013 was 25,775 ounces compared to 36,253 ounces produced in the same period in 2012. Production was lower in 2013, as expected, due to the mine plan moving through a phase of ore that was below reserve grade.

Gold production for the six months ended June 30, 2013 was 51,279 ounces compared to 80,653 ounces produced in the same period in 2012, again due to lower grade ore, consistent with the mine plan.

Revenue
Revenue for the quarter ended June 30, 2013 was $27.8 million compared to $48.7 million in the same period last year due to negative variances in both gold volume and price. Gold ounces sold in the second quarter of 2013 were 25,368 ounces relative to 37,149 ounces in the prior year period. The average realized gold price during the second quarter of 2013 of $1,280 per ounce, including hedged gold ounce settlements at $801 per ounce up until May 15th, 2013 compared to $1,310 per ounce of gold sold in the same prior year period. The average London PM fix gold price was  $1,414 and $1,611 for the second quarter of 2013 and 2012, respectively.

Revenue for the six months ended June 30, 2013 was $58.7 million compared to $110.7 million in the same period last year due to lower ounces sold, consistent with the production decrease. Gold ounces sold in the first half of 2013 were 51,076 compared to 80,766 ounces in the first half of 2012. The average realized gold price during the six months ended June 30, 2013 of $1,240 per ounce, including hedged gold ounce settlements at $801 per ounce up until May 15th , was lower than the average London PM fix gold price of $1,522 per ounce. In the same period in 2012, Mesquite recognized an average realized gold price of $1,371 per ounce of gold sold, which compared to the 2012 average London PM fix gold price of $1,650 per ounce.

Total cash costs and All-in sustaining costs
Total cash costs per ounce of gold sold for the quarter ended June 30, 2013 were $925 per ounce, compared to $657 per ounce in the same prior year period. The planned mining of lower grade ore, resulting in a lower production base, led to this increase in total cash costs when compared to 2012. All-in sustaining costs per ounce of gold sold is $1,370 for the second quarter of 2013 compared to $716 for the prior year period. All-in sustaining costs were impacted by higher than normal capital expenditures resulting from the purchase of two haul trucks.

Total cash costs per ounce of gold sold for the six months ended June 30, 2013 were $902 per ounce compared to $641 per ounce in the same prior year period, again impacted by planned mining of lower grade ore. All-in sustaining costs per ounce of gold sold is $1,189 for the six month period ended June 30, 2013 compared to $690 for the prior year period. All-in sustaining costs were impacted by higher than normal capital expenditures.

Earnings (loss) from mine operations
As a result of a lower average realized gold price and fewer ounces sold, Mesquite generated a loss of  $1.5 million in earnings from mine operations for the quarter ended June 30, 2013, compared to $18.1 million in earnings in the same period in 2012. At Mesquite, the second quarter grade placed averaged 0.34 grams per tonne versus a reserve grade of 0.57 grams per tonne. As anticipated, the grade in the second quarter improved over the first quarter of 2013. With a similar trend of increasing grade expected through the balance of year, Mesquite is scheduled to increased production and improve earnings.

For the six months ended June 30, 2013, Mesquite generated $1.6 million in earnings from mine operations compared to $45.5 million during  the same prior year period.

Capital expenditures
Capital expenditures totalled $10.4 million and $2.1 million, for the quarters ended June 30, 2013 and 2012, respectively.  The increase is due mainly to the purchase of two haul trucks and development of a leach pad access ramp.

Capital expenditures totalled $13.7 million for the six months ended June 30, 2013, compared to $3.7 million in the same prior year period.

Exploration Project Review

During the second quarter of 2013, a reverse circulation drilling program totaling 6,686 metres was completed to upgrade the resource classification in areas scheduled for mining in 2014. The results of this work will be incorporated into the Company’s year-end mineral resource and reserve update.

PEAK MINES, NEW SOUTH WALES, AUSTRALIA

A summary of Peak Mines’ operating results is provided below:

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Operating information:
Ore mined (thousands of tonnes)	220	178	376	350
Ore processed (thousands of tonnes)	205	181	405	365
Average grade:
Gold (grams/tonne)	4.02	4.23	4.37	4.07
Copper (%)	0.76	1.19	0.89	1.15
Recovery rate (%):
Gold	93.2	89.1	92.3	89.8
Copper	86.3	84.3	89.4	83.4
Gold (ounces)
Produced (1)	24,669	21,961	52,537	42,851
Sold (1)	25,975	23,766	53,403	41,054
Copper (thousands of pounds)
Produced (1)	2,959	4,010	7,148	7,693
Sold (1)	2,485	4,885	6,283	6,665
Average realized price (2):
Gold ($/ounce)	1,260	1,597	1,431	1,656
Copper ($/pound)	3.06	3.24	3.28	3.48
Total cash costs per gold ounce sold (2)(3)	948	645	882	759
All-in sustaining costs per gold ounce sold (2)	1,502	1,195	1,438	1,328

Financial Information:
Revenues	38.9	53.5	92.9	90.4
Earnings from mine operations	1.0	16.8	14.7	27.0
Capital expenditures	12.0	11.0	25.3	20.2

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. All-in sustaining costs  and total cash costs per gold ounce sold, average realized price, adjusted net earnings, adjusted net earnings per share and cash generated from operations, excluding working capital changes and income taxes paid are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
The calculation of total cash costs per ounce of gold is net of by-product copper revenue. If copper revenues were treated as a co-product, the average total cash costs at Peak Mines for the three months ended June 30, 2013 would be $989 per ounce of gold (2012 - $921 ) and $2.65 per pound of copper (2012 - $1.95 ). For the six months ended June 30, 2013, the total cash costs would be  $986 per ounce of gold (2012 -  $978 ) and $2.44 per pound of copper (2012 - $2.19 ).

Quarterly and Year-to-Date Operating Results

Production
Peak Mines produced 24,669 ounces of gold and 3.0 million pounds of copper during the second quarter of 2013 compared to 21,961 ounces of gold and 4.0 million pounds of copper for the same prior year period.  Gold production was impacted by lower grade, but benefitted by improved recovery rates and ore tonnes mined in the second quarter of 2013 relative to the prior year period.

For the six months ended June 30, 2013, Peak Mines produced 52,537 ounces of gold and 7.1 million pounds of copper compared to 42,851 ounces of gold and 7.7 million pounds of copper for the same prior year period.  Gold production increased in 2013 through a combination of increased ore tonnes processed and continued increases in mill recoveries.

Revenue
Revenue for the second quarter of 2013 was $38.9 million, compared to $53.5 million in the same period in 2012 as sales volumes for copper were lower in the second quarter of 2013, offset by increased in gold sales. Copper sales were 2.5 million pounds in the second quarter of 2013 compared to 4.9 million pounds in 2012. Gold sales increased from 23,766 ounces in the second quarter of 2012 to  25,975 ounces in 2013. Revenue was also impacted by a decrease in average realized gold and copper prices. The average realized gold price was $1,260 per ounce compared to $1,597 per ounce in the same prior year period. The average London PM fix gold price was $1,414 and $1,611 for the second quarter of 2013 and 2012, respectively.  Gold realized price was impacted by first quarter sales settling in the second quarter at a lower price, causing a negative adjustment to revenue. The average realized copper prices were $3.06 per pound in the second quarter of 2013 compared to $3.24 per pound in the same prior year period.  The average London Metals Exchange copper price was $3.24 and $3.57  for the second quarter of 2013 and 2012, respectively.  Current period average realized prices and revenues have been negatively impacted in a number of ways.  A higher proportion of commodity production and sales were in the latter part of the quarter when gold price, in particular, had decreased.  As well, certain first quarter concentrate sales settled at lower prices during the second quarter than they had initially been recorded, generating a revenue reduction related to prior periods.

Revenue for the six months ended June 30, 2013 was $92.9 million compared to $90.4 million in the same period in 2012. Although Peak Mines sold more gold ounces, these benefits were offset by a decrease in both copper sales volume and average realized prices for both metals relative to 2012. Gold ounces sold increased from 41,054 in 2012 to 53,403 in the current year. The average realized gold price was $1,431 per ounce for the first six months compared to $1,656 per ounce in the same prior year period. The average London PM fix gold price was $1,522 and $1,650 per ounce for the six months ended June 30, 2013 and 2012, respectively. Copper sales were 6.3 million pounds compared to 6.7 million pounds in the prior year period. Copper average realized prices were $3.28 per pound compared to $3.48 per pound in the prior year period. The average London Metals Exchange copper price was $3.42 for the first six months of 2013 and $3.67 for the same period in 2012.

Total cash costs and All-in sustaining costs
Total cash costs per ounce of gold sold for the second quarter of 2013 were $948 compared to $645 in the same period of 2012. All-in sustaining costs per ounce of gold sold is $1,502 for the second quarter of 2013 compared to  $1,195 for the prior year period. The increase in total cash costs and all-in sustaining costs when comparing 2013 with 2012 was due to a combination of lower by-product revenues and general cost pressures in Australia, offset partially by depreciation of the Australian dollar relative to prior year.

Total cash costs per ounce of gold sold, net of by-product sales, for the six months ended June 30, 2013 were $882 compared to $759 in the same period of 2012. All-in sustaining costs per ounce of gold sold was $1,438 for the six month period ended June 30, 2013  compared to $1,328  for the prior year period.

Earnings from mine operations
For the second quarter of 2013, Peak Mines generated $1.0 million in earnings from operations compared to $16.8 million in the same prior year period.

Peak Mines generated $14.7 million in earnings from operations during the six months ended June 30, 2013 compared to $27.0 million in the same prior year period.

Capital expenditures

Capital expenditures totalled $12.0 million and $11.0 million for the quarter ended June 30, 2013 and 2012, respectively. Capital expenditures in 2013 were primarily associated with mine development, loader and truck purchases and capitalized exploration.

For the six months ended June 30, 2013 and 2012, capital expenditures totalled $25.3 million and $20.2 million, respectively.

Impact of Foreign Exchange on Operations
Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the Australian dollar against the U.S. dollar. The value of the Australian dollar in the second quarter of 2013 averaged 1.01 against the U.S. dollar compared to 0.99 in the second quarter of 2012 resulting in a positive impact on cash costs of approximately $20 per gold ounce sold.

The value of the Australian dollar in the six months ended June 30, 2013 averaged 0.99 to the U.S. dollar compared to 0.97 in the same period in 2012 resulting in a positive impact on cash costs of $20 per gold ounce sold.

Exploration Project Review

During the second quarter of 2013, the Company conducted 8,902 metres of exploration drilling to delineate additional mineral resources and reserves at its Peak Mines operations. Approximately 40% of this total was drilled in the Perseverance and Peak deposits, and 60% in the New Cobar and Chesney deposits. Additionally, a total of 6,174 metres of surface and underground exploration drilling was also completed along the Peak mine corridor, focusing primarily on testing potential extensions to the Chesney, New Cobar and Great Cobar deposits. The Great Cobar mine was a significant historic producer of copper and gold in the region. Exploration to define new drill targets on Peak’s regional claim holdings also continued during the second quarter with the completion of 1,489 metres of drilling on the Stones Tank prospect located approximately 60 kilometres south of the Peak mine corridor.

DEVELOPMENT AND EXPLORATION REVIEW

BLACKWATER PROJECT, BRITISH COLUMBIA, CANADA

Blackwater is a bulk-tonnage gold project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000, in central British Columbia, Canada, where New Gold already has an established presence through New Afton. The project property position covers over 1,000 km2 and is located near infrastructure. As at March 31, 2013, the Blackwater mineral resource was estimated to 9.5 million ounces of gold in the Measured and Indicated categories and an additional 0.4 million ounces of gold in the Inferred category. New Gold also owns a 100% interest in the Capoose mineral prospect, located approximately 25 kilometres west of the Blackwater deposit. As at December 31, 2012 mineral resources at Capoose included 0.2 million ounces of gold and 9.5 million ounces of silver in the Indicated category and 0.6 million ounces gold and 47.8 million ounces silver in the Inferred category.  In January 2013 the Company commenced a feasibility study for the project which is scheduled for completion in December of this year.

Project Review

Exploration
Following the completion of exploration work related to the feasibility study at the end of the first quarter, during the second quarter the Company re-directed the focus of its exploration efforts toward the rest of its 1,000 square kilometer land package in the surrounding region. Exploration advancements during the second quarter included the receipt of all regulatory permitting approvals required for the 2013 exploration program, initiation of fieldwork to define exploration targets for follow-up drill testing and the commencement of drilling to test for potential extensions to the Capoose gold and silver resource. The Company plans to complete 20,000 metres of drilling on its various regional targets, including Capoose, during 2013.

Feasibility Study Status
The feasibility study phase for Blackwater commenced in the first quarter of 2013. Highlights during this period include:

•	Completed the feasibility study geological block model.
•	Completed the feasibility study metallurgical testwork program including variability test repeats.
•	Plant layout essentially complete and commenced feasibility study Report compilation.
•	Completed annual mining schedule and equipment hours, and continued scheduling for tailings storage facility construction.
•	Truck shop, mill maintenance and ancillary structure designs are well progressed.
•	Commenced Capoose Work Index testing and Whole Ore Leach, Floating and Column Leach program in progress.
•	Completed Grinding Circuit design studies, and engaged Farnell Thompson to direct source mill components.
•	Completed geotechnical testing for the access road, airstrip, and commenced work on the power line right of way.
•
Work is ongoing to complete construction and permanent camp layout design.  Equipment technical specification reviews are mostly complete, and bid reviews have commenced to establish the basis of estimate for the project.  The feasibility study remains on track for completion in late 2013.

Other Project Highlights
Other highlights for Blackwater in the second quarter of 2013 include:

•	Receipt of the Section 11 Order outlining the scope and procedures of the provincial environmental assessment and continuation of the provincial and federal environmental process.
•	Approval of amended multi-year area based exploration permits for 2013.
•	Initiation of discussions on Participation Agreements for construction and operation of the mine with key First Nations.
•	Advanced exploration target selection for Capoose and other prospective areas identified for reconnaissance drilling in 2013.

Project Costs

Capital expenditures totaled $13.9 million and $28.9 million for the quarter and six months ended June 30, 2013 compared to $29.6 million and $57.1 million in the prior year period.  The prior year period included costs related to the exploration and evaluation phase.

EL MORRO PROJECT, ATACAMA REGION, CHILE

El Morro is an advanced stage gold-copper development project located in north-central Chile, Atacama Region, approximately 80 kilometres east of the city of Vallenar. El Morro is a world-class project with low expected cash costs and great organic growth potential. As at December 31, 2012, attributable to New Gold’s 30% share of the project are Proven and Probable gold Reserves of 2.9 million ounces and Proven and Probable copper Reserves of 2.1 billion pounds. The El Morro and La Fortuna deposits represent the two principal zones of gold-copper mineralization that have been identified to date. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current La Fortuna open pit.

Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's 30% share of capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.  Pursuant to the above agreement, New Gold has drawn down $72.1 million of carried funding at June 30, 2013. New Gold had no cash outlay in 2013. New Gold’s 30% of project spending, excluding interest, was $2.4 million and $5.1 million for the second quarter of 2013 and 2012, respectively, and $6.3 million and $10.2 million for the first six months of 2013 and 2012, respectively.

Project field work has been temporarily suspended following the April 27, 2012 ruling by the Supreme Court of Chile against approval of El Morro’s environmental permit.  Based on the Supreme Court's announcement, El Morro suspended all project field work being executed under the terms of the environmental permit. Activities not subject to the environmental permit, including detailed engineering, design work and architectural planning, continue. Goldcorp is working closely with the Chilean Environmental Permitting Authority, the Servicio de Evalucion Ambiental, to address any perceived deficiencies in respect of the environmental permit. Goldcorp is also focused on obtaining the project permits and optimizing project economics including sourcing of a long-term power supply. See the "Contingencies" section of this MD&A for more details.

FINANCIAL CONDITION REVIEW

SUMMARY BALANCE SHEET

	June 30	December 31
(in millions of U.S. dollars, except where noted)	2013	2012
Cash and cash equivalents	562.5	687.8
Deferred tax assets	189.7	194.1
Other assets	3,455.2	3,401.8
Total assets	4,207.4	4,283.7

Derivative liabilities	-	110.5
Reclamation and closure cost obligations	59.8	68.5
Long-term debt	855.5	847.8
Deferred tax liabilities	354.0	322.9
Other liabilities	180.4	257.5
Total liabilities	1,449.7	1,607.2

Total equity	2,757.7	2,676.5

BALANCE SHEET REVIEW

Assets
At June 30, 2013, New Gold held cash and cash equivalents of $562.5 million. This compares to $687.8 million held at December 31, 2012. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s and Moody’s and with maturities of twelve months or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions.

Gold hedge contracts
Under the terms of the term loan facility entered into by Western Mesquite Mines, Inc. (“WMMI”), a wholly-owned subsidiary of New Gold, as a condition precedent to drawdown of the loan, WMMI entered into a gold hedging program required by the banking syndicate. As such, WMMI executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. New Gold assumed the liability for the sales contracts on completion of the business combination with Western Goldfields Inc. in mid-2009.

On May 15, 2013 the Company closed out the remaining gold hedges at a total cost of $65.7 million, at an average price per ounce of $1,397. Going forward the Company has no further gold hedges in place and will sell all future Mesquite production at spot prices.

Reclamation and Closure Cost Obligations
Reclamation and closure cost obligations are asset retirement obligations that arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Company has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

The Company’s asset retirement obligations consist of reclamation and closure costs for Mesquite, Cerro San Pedro, Peak Mines, New Afton and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The long-term portion of the liability at June 30, 2013 is $59.8 million compared to $68.5 million at December 31, 2012. Changes in the liability are due to changes in estimated cash flows related to reclamation activities, amortization or unwinding of the discount referred to as accretion expense, and revisions to the discount rates and foreign currency rates used in the valuation of the obligations.

Long-Term Debt
The majority of the Company’s contractual obligations consist of long-term debt and interest payable. At June 30, 2013, the Company had $855.5 million in long-term debt compared to $847.8 million at December 31, 2012. In the six months ended June 30, 2013, the Company capitalized interest of $8.2 million to qualifying development projects, all of which has been allocated to Blackwater. This compares to $23.8 million of capitalized interest for the year ended December 31, 2012.

On April 5, 2012, the Company issued an initial offering of Senior Unsecured Notes, which mature and become payable on April 15, 2020 and bear an interest rate of 7% per annum. At June 30, 2013, the face value of these notes, denominated in U.S. dollars totalled $300 million and the carrying amount totalled $292.9 million. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 each year.

On November 15, 2012, the Company issued a second offering of Senior Unsecured Notes. These notes become payable on November 15, 2022 and bear interest at a rate of 6.25% per annum. At June 30, 2013, the face value of these notes, denominated in U.S. dollars, totalled $500 million and the carrying amount totalled $490.5 million. Interest is payable in arrears in equal semi-annual installments on May 15 and November 15 each year.

On December 14, 2010, the Company entered into an agreement for a $150.0 million revolving credit facility (“the Facility”) with a syndicate of banks. The amount of the Facility will be reduced by $50.0 million if Cerro San Pedro is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes now or hereafter before an official body in Mexico with jurisdiction to settle such a dispute. However, the full $50.0 million of credit will be reinstated if operations at Cerro San Pedro resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period. The Facility is for general corporate purposes, including acquisitions. The Facility, which is secured on the Company’s operating assets at Peak Mines, Mesquite and Cerro San Pedro and a pledge of a certain subsidiaries’ shares, has a term of three years with annual extensions permitted. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:

		June 30	December 31
	Financial covenant	2013	2012
Minimum tangible net worth ($1.38 billion + 25% of positive quarterly net income)	> $1.51 billion	$3.14 billion	$3.05 billion
Minimum interest coverage ratio (EBITDA to interest)	> 4.0 : 1	8.6 : 1	13.2 : 1
Maximum leverage ratio (debt to EBITDA)	< 3.0 : 1	0.7 : 1	2.0 : 1

On February 28, 2013, New Gold agreed to an extension of the Facility to December 14, 2014.  Other amendments include a reduction in fees and the use of net debt, rather than total debt, as a measure of leverage for the purpose of covenant tests. As a result of this amendment and extension, the interest margin on drawings under the Facility ranges from 1.25% to 3.50% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range between 0.56% and 0.88% depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.56% as at June 30, 2013.

As at June 30, 2013, the Company has not drawn any funds under the Facility; however the Facility has been used to issue letters of credit of A$10.2 million for Peak Mines’ reclamation bond for the State of New South Wales, C$9.5 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations), C$9.5 million for New Afton’s reclamation requirements, C$2.1 million for Blackwater’s reclamation requirements and $18.8 million relating to environmental and reclamation requirements at Cerro San Pedro.  The annual fees are 1.60% of the value of the outstanding letters of credit which totalled $48.5 million as at June 30, 2013.

Current and Deferred Income Taxes
The net deferred income tax liability increased from $128.8 million on December 31, 2012 to $164.3 million on June 30, 2013. The deferred tax liability increased as a result of New Afton’s production thus using up the tax attributes that having been building in previous years.

The current income tax receivable balance increased from $6.6 million at December 31, 2012 to $12.8 million at June 30, 2013. The outstanding receivable is a 2012 income tax refund due in Australia and the large first and second quarter installments paid in both Mexico and the USA. As the year progresses and more net income is earned and Australia’s refund is received, the income tax receivable balance will substantially decrease.

LIQUIDITY AND CASH FLOW

As at June 30, 2013, the Company had cash and cash equivalents held by continuing operations of $562.5 million compared to $687.8 million at December 31, 2012. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s and Moody’s and with maturities of twelve months or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

The change in cash in the quarter ended June 30, 2013 was driven by continuing gold, copper and silver sales from Mesquite, Peak Mines, Cerro San Pedro and New Afton, offset by capital and operating expenditures across the Company and the buyback of the remaining gold hedges and interest.

Liquidity and Capital Resources Outlook
During the six months ended June 30, 2013, the Company had positive net cash generated from continuing operations of $36.0 million and invested a total of $137.4 million in mining interests, including $13.7 million at Mesquite, $7.4 million at Cerro San Pedro, $25.3 million at Peak Mines, $62.3 million at New Afton and  $28.9 million at Blackwater. As at June 30, 2013, the Company had working capital of $689.4 million, which includes $562.5 million in cash and cash equivalents.

Internal growth will focus on El Morro and Blackwater; however, there are other potential development properties that may become high priorities as further exploration and assessment is completed. In order to supplement this internal growth, the Company may consider expansion opportunities through mergers and acquisitions.

In the opinion of management, the working capital at June 30, 2013, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. New Gold is not required to fund any of the development capital for El Morro, as under the agreement with Goldcorp, the Company’s 30% share is fully-funded and both principal and interest will be repaid solely from future cash generated from New Gold’s share of El Morro’s distributable cash flows. The Company also expects it will not need external financing to repay its outstanding debt in 2020 and 2022.

However, the Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper. Taking into consideration volatile equity markets, global uncertainty in the capital markets and cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining or increasing production levels at its current operations. However, cash projections may require revision if any further acquisitions or external growth opportunities are realized.

COMMITMENTS

The Company has entered into a number of contractual commitments for capital items related to operations and development. At June 30, 2013, these commitments totalled $40.7 million, all of which are expected to fall due over the next 12 months. This compares to a balance of $87.4 million at December 31, 2012.

CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

El Morro Project
The Chilean Environmental Permitting Authority ("Servicio de Evaluación Ambiental" or "SEA") approved the El Morro Project’s environmental permit in March 2011. A constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit. Sociedad Contractual Mineral El Morro (“El Morro”), the Chilean company jointly held by the Company and Goldcorp, which owns and operates the El Morro Project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit. In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the indigenous people that form the CAHA. SEA and El Morro appealed the ruling; however, the ruling was confirmed by the Supreme Court of Chile on April 27, 2012. Based on the Supreme Court’s announcement, El Morro immediately suspended all project field work being executed under the terms of the environmental permit. On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court. During the period of temporary suspension, Goldcorp’s focus is on supporting the advancement of the consultation process, evaluating potential future exploration targets and optimizing project economics including sourcing a long-term power supply.

Cerro San Pedro Mine
In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, after public consultation, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the Mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted.

CONTRACTUAL OBLIGATIONS

The following is a summary of the Company’s payments due under contractual obligations:

CONTRACTUAL OBLIGATIONS

Payments due by period
(in millions of U.S. dollars)	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years	Total
Long-term debt	-	-	-	800.0	800.0
Interest payable on long-term debt	52.3	104.5	104.5	182.6	443.9
Operating leases and other commitments	50.3	31.2	1.0	0.4	82.9
Reclamation and closure cost obligations	2.9	2.9	5.7	72.9	84.4
Total contractual obligations	105.5	138.6	111.2	1,055.9	1,411.2

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of Senior Unsecured Notes issued on April 5, 2012 and November 15, 2012. Refer to the section “Financial Condition Review – Balance Sheet Review – Long-term debt” for further details.

RELATED PARTY TRANSACTIONS

The Company did not enter into any related party transactions during the quarter ended June 30, 2013.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SUBSEQUENT EVENTS

On May 31, 2013, New Gold announced that it had entered into a definitive acquisition agreement with Rainy River whereby New Gold agreed to offer to acquire all of the outstanding common shares of Rainy River through a friendly take-over bid. Rainy River’s principal asset is the Rainy River Gold Project, an advanced-stage gold project situated in the Richardson Township, approximately sixty-five kilometres northwest of Fort Frances in Northwestern Ontario.

On June 18, 2013, New Gold commenced the Offer to acquire all of the outstanding common shares of Rainy River in consideration for, at the election of each holder of Rainy River common shares, 0.5 of a common share of New Gold or $3.83 in cash, in each case subject to pro ration. The maximum number of New Gold shares issuable pursuant to the Offer is approximately 25.8 million and the maximum cash consideration payable under the Offer is approximately $198 million.

On July 24, 2013, New Gold took up and accepted for purchase approximately 89.2 million common shares of Rainy River validly tendered to the Offer, representing approximately 86.2% of the outstanding Rainy River shares.  Approximately 22.3 million common shares of New Gold were issued and approximately C$171 million in cash was paid in consideration for the Rainy River shares taken up.  The Offer has been extended to August 8, 2013.

OUTSTANDING SHARES

As at July 30, 2013, there were 499,463,016 common shares of the Company outstanding. The Company had 10,802,519 stock options outstanding under its share option plan, exercisable for 10,802,519 common shares. In addition, the Company had 27,899,865 common share purchase warrants outstanding exercisable for 27,899,865 common shares.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce
“Total cash costs per gold ounce” is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold. The calculation of total cash costs per ounce of gold for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per ounce of gold sold for Peak Mines and New Afton is net of by-product copper sales revenue.

Total cash costs are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

All-in Sustaining Costs per Gold Ounce
“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance issued by the World Gold Council (“WGC”) in June 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure will provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized definition under IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS. Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise related to a different definition of sustaining versus non-sustaining, or development capital.

New Gold defines all-in sustaining costs as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general & administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs. This group of costs is divided by total gold ounces sold. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining.  Capital expenditures to develop new operations or capital expenditures related major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded.  The table below reconciles New Gold’s sustaining capital to its cash flow statement.  The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs.  Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Cost excluded from all-in sustaining costs are non-sustaining capital expenditure and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS PER OUNCE RECONCILIATION

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of total cash costs to all-in sustaining costs is below.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Operating expenses from continuing operations	105.6	78.0	211.7	150.3
Treatment and refining charges on concentrate sales	6.8	0.9	14.1	1.8
By-product copper and silver sales	(69.9)	(33.0)	(136.8)	(55.1)
Non-cash adjustments	(0.3)	(0.1)	(0.7)	(0.4)
Total cash costs	42.2	45.8	88.3	96.6
Ounces of gold sold	98,037	96,927	193,218	190,603
Total cash costs per ounce of gold sold ($/ounce)	430	472	457	507
Sustaining Capital Expenditures(1)	36.1	17.5	81.2	31.2
Sustaining exploration - expensed & capitalized	3.9	4.5	6.6	7.8
Corporate G&A including share based compensation(2)	8.9	9.1	18.4	18.2
Reclamation expenses	0.4	0.4	0.8	0.9
Total all-in sustaining costs	49.2	31.6	106.9	58.1
All-in sustaining costs per ounce of gold sold ($/ounce)	931	798	1,010	812
1.	See “Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
2.	This is the sum of corporate administration costs and share-based payment expense per the income statement, net any non-cash depreciation within those figures.

SUSTAINING CAPITAL EXPENDITURE RECONCILIATION

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Mining Interests per statement of cash flows	61.0	145.3	137.4	261.4
Non-sustaining Blackwater capital expenditure	(13.9)	(29.6)	(28.9)	(57.1)
Non-sustaining New Afton capital expenditure (1)	(7.2)	(97.3)	(22.2)	(171.7)
Non-sustaining Cerro San Pedro capital expenditure (2)	(3.0)	-	(3.4)	-
Capitalized exploration included in mining interests	(0.8)	(0.9)	(1.7)	(1.4)
Sustaining Capital Expenditures	36.1	17.5	81.2	31.2
1.
Current year non-sustaining capital expenditure at New Afton relate to acceleration of the east cave development ahead of mine plan as well as exploration costs related to advancing the C-zone. Prior year costs relate to costs when New Afton was in development prior to commercial production.

2.	Current year non-sustaining capital expenditure at Cerro San Pedro are the capitalized stripping costs related to the phase 5 pushback.

Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are non- GAAP financial measures with no standard meaning under IFRS which excludes the following from net earnings:

•     Impairment losses;

•     Fair value changes of embedded derivative in Senior Secured Notes;

•     Gains (losses) on Fair Value through Profit and Loss financial assets;

•     Ineffectiveness of hedging instruments;

•     Fair value changes of non-hedged derivatives such as share purchase warrants and the prepayment option on our convertible debt;

•     Fair value changes of asset backed commercial paper;

•     Gains (losses) on foreign exchange; and

•     Other non-recurring items;

Net earnings have been adjusted and tax affected for the group of costs in “Other gains and losses” on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings from continuing operations. As the loss on the fair value change of non-hedged derivatives is only minimally tax affected in unadjusted net earnings from continuing operations, the reversal of tax on an adjusted basis is also minimal. The current period adjusted tax excludes the impact of the increase in the Chilean Category 1 income tax rate which was enacted in the third quarter of 2012, as well as the impact of adjustments to uncertain tax positions. Also, the prior period tax is adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and FVTPL financial asset gains/losses. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of net earnings to adjusted net earnings is below.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Net earnings before taxes	19.0	40.7	67.7	92.6
Loss on redemption of Senior Secured Notes	-	31.8	-	31.8
Gain on fair value through profit and loss financial assets	-	-	-	-
Ineffectiveness on hedging instruments	(10.0)	2.0	(9.5)	2.2
Realized and unrealized gain on non-hedged derivatives	(20.6)	(11.1)	(43.2)	(2.5)
Loss (gain) on foreign exchange	12.9	(0.5)	18.5	1.0
Loss on disposal of assets	0.7	0.3	1.2	0.6
Add back to revenue for hedge OCI reclassification	4.7	-	4.7	-
Other	(0.4)	(0.5)	(0.2)	1.0
Adjusted net earnings before tax	6.3	62.7	39.2	126.7

Income tax expense	(4.0)	(17.0)	(16.4)	(35.3)
Income tax adjustments	2.0	-	1.8	(0.4)
Adjusted income tax expense	(2.0)	(17.0)	(14.6)	(35.7)

Adjusted net earnings	4.3	45.7	24.6	91.0
Adjusted earnings per share (basic)	0.01	0.10	0.05	0.20
Adjusted effective tax rate	31%	27%	37%	28%

ADJUSTED NET CASH (USED) GENERATION FROM OPERATIONS

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Net cash (used) generated from operations	(22.5)	46.2	36.0	82.9
Add back: Settlement payment of gold hedge contracts	65.7	-	65.7	-
Adjusted net cash generation from operations	43.2	46.2	101.7	82.9

Cash generated from operations, excluding working capital changes and income taxes paid
“Cash generated from operations, excluding working capital changes and income taxes paid” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period. Operating margin is calculated as net cash generated from operations excluding the change in non-cash operating working capital and income taxes paid.

Cash generated from operations, excluding working capital changes and income taxes paid, is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

CASH GENERATED FROM OPERATIONS, EXCLUDING WORKING CAPITAL CHANGES AND INCOME TAXES PAID RECONCILIATION

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Net cash generated from operations	(22.5)	46.2	36.0	82.9
Add back: Change in non-cash operating working capital	4.2	8.1	17.1	24.4
Add back: Income taxes paid	16.2	25.9	25.9	55.3
Cash generated from operations, excluding working capital changes and income taxes paid	(2.1)	80.2	79.0	162.6

Operating Margin
“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period. Operating margin is calculated as revenues less operating expenses and therefore does not include depreciation and depletion.

Operating margin is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

OPERATING MARGIN RECONCILIATION

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Revenues	183.5	176.1	385.3	344.9
Less: Operating expenses	(105.6)	(78.0)	(211.7)	(150.3)
Operating margin	77.9	98.1	173.6	194.6

Average Realized Price
“Average realized price” per ounce of gold sold” is a non- GAAP financial measures with no standard meaning under IFRS. Management uses these measures to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price excludes from revenues unrealized gains and losses on non-hedged derivative contracts.

Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

AVERAGE REALIZED PRICE RECONCILIATION

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Revenues from gold sales	125.1	144.1	267.3	291.6
Ounces of gold sold	98,037	96,927	193,218	190,603
Average realized price per ounce of gold sold	1,276	1,486	1,383	1,530

ENTERPRISE RISK MANAGEMENT

Readers of this MD&A should give careful consideration to the information included or incorporated by reference in this document and the Company’s unaudited consolidated financial statements and related notes, as well as other continuous disclosure documents. Significant risk factors for the Company are metal prices, government regulations, foreign operations, environmental compliance, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation. For details of risk factors, please refer to the 2012 year-end audited consolidated financial statements and our latest Annual Information Form, dated March 27, 2013 and filed on SEDAR at www.sedar.com.

GENERAL RISKS

Environmental Risk
The Company is and will be subject to environmental regulation in Australia, Mexico, the United States and Canada where it operates, as well as in Canada and Chile where it has development properties. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which the Company may operate or have development properties. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or development properties. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure by the Company to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mining operations or its exploration or development of mineral properties and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

FINANCIAL RISK MANAGEMENT

The Company holds a mixture of financial instruments, which are classified and measured as follows. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to Note 2 to our audited consolidated financial statements for the year ended December 31, 2012.

As at June 30, 2013
(in millions of U.S. dollars)	Loans and receivables at amortized cost	Designated as Fair Value Through Profit & Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	562.5	-	-	-	562.5
Trade and other receivables	17.3	-	-	-	17.3
Provisionally prices contracts	-	(8.0)	-	-	(8.0)
Copper swap contracts	-	1.3	-	-	1.3
Investments	-	-	0.6	-	0.6
Financial liabilities
Trade and other payables	-	-	-	85.4	85.4
Long-term debt	-	-	-	855.5	855.5
Gold contracts	-	-	-	-	-
Warrants	-	34.2	-	-	34.2
Share award units	-	5.4	-	-	5.4

As at December 31, 2012
(in millions of U.S. dollars)	Loans and receivables at amortized cost	Designated as Fair Value Through Profit & Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	687.8	-	-	-	687.8
Trade and other receivables	49.2	-	-	-	49.2
Provisionally priced contracts	-	(1.4)	-	-	(1.4)
Copper swap contracts	-	(0.9)	-	-	(0.9)
Investments	-	-	1.0	-	1.0
Financial liabilities
Trade and other payables	-	-	-	117.4	117.4
Long-term debt	-	-	-	847.8	847.8
Gold contracts	-	110.5	-	-	110.5
Warrants	-	80.3	-	-	80.3
Share award units	-	4.0	-	-	4.0

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2012 is not considered to be high.

The Company’s maximum exposure to credit risk at June 30, 2013 and December 31, 2012 is as follows:

	June 30	December 31
(in millions of U.S. dollars)	2013	2012
Cash and cash equivalents	562.5	687.8
Trade receivables	10.6	46.9
Reclamation deposits	-	-
Total financial instruments subject to credit risk	573.1	734.7

The aging of accounts receivable at June 30, 2013 and December 31, 2012 is as follows:

						June 30	December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2013 Total	2012 Total
Mesquite	-	-	-	-	-	-	0.9
Cerro San Pedro	3.0	0.6	0.3	(0.2)	2.0	5.7	4.7
Peak Mines	0.9	-	-	-	-	0.9	5.5
New Afton	0.7	0.8	-	0.1	-	1.6	21.5
Blackwater	1.3	-	-	-	-	1.3	13.1
Corporate	1.1	-	-	-	-	1.1	1.2
Total trade receivables	7.0	1.4	0.3	(0.1)	2.0	10.6	46.9

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 18 to our audited consolidated financial statements for the year ended December 31, 2012.

The Company sells its copper concentrate production from the New Afton mine to four different customers under off-take contracts. The Company sells its copper concentrate production from Peak Mines to one customer under an off-take contract. While there are alternative customers in the market, loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 18 to our audited consolidated financial statements for the year ended December 31, 2012.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

					June 30	December 31
(in millions of U.S. dollars)	Less than 1 year	2-3	4-5 years	After 5 years	2013 Total	2012 Total
		years
Trade and other payables	88.4	-	-	-	88.3	120.7
Long-term debt	-	-	-	800.0	800.0	800.0
Interest payable on long-term debt	52.3	104.5	104.5	182.6	443.8	470.1
Gold contracts	-	-	-	-	-	116.7
Copper swap contracts	-	-	-	-	-	0.9
	140.6	104.5	104.5	982.6	1,332.2	1,508.4

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

Currency Risk
The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

i. Transaction exposure
The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

ii. Exposure to currency risk
The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents; investments; accounts receivable; reclamation deposits; accounts payable and accruals; reclamation and closure cost obligations; and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

As at June 30, 2013
(in millions of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	22.4	9.2	1.5	-
Trade and other receivables	4.0	0.9	5.6	-
Trade and other payables	(45.7)	(13.4)	(18.2)	-
Reclamation and closure cost obligations	(7.8)	(16.6)	(17.7)	-
Warrants	(34.2)	-	-	-
Share award units	(2.5)	-	-	-
Gross balance exposure	(63.8)	(19.9)	(28.8)	-
As at December 31, 2012
(in millions of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	19.6	10.2	0.3	-
Trade and other receivables	35.9	2.1	4.7	-
Trade and other payables	(70.8)	(18.4)	(16.3)	-
Reclamation and closure cost obligations	(17.9)	(21.4)	(18.4)	-
Warrants	(80.3)	-	-	-
Share award units	(4.0)	-	-	-
Gross balance exposure	(117.5)	(27.5)	(29.7)	-

iii. Translation exposure
The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

	June 30	December 31
(in millions of U.S. dollars)	2013	2012
Canadian dollar	(6.4)	(11.8)
Australian dollar	(2.0)	(2.7)
Mexican peso	(2.9)	(2.9)
Chilean peso	-	-
Total translation risk exposure	(11.3)	(17.4)

Interest Rate Risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed; therefore, there is no exposure to changes in market interest rates. The Facility interest is variable; however, the Facility is undrawn as at June 30, 2013.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents. The short-term investment interest earned is based on prevailing one to 90 days money market interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $6.0 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk.

Price Risk
The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely and are affected by numerous factors beyond our control, including:

•     the strength of the U.S. economy and the economies of other industrialized and developing nations

•     global or regional political or economic crises

•     the relative strength of the U.S. dollar and other currencies

•     expectations with respect to the rate of inflation

•     interest rates

•     purchases and sales of gold by central banks and other holders

•     demand for jewelry containing gold

•     investment activity, including speculation, in gold as a commodity

For the six months ended June 30, 2013, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,192 to $1,693 per ounce, and by copper prices in the range of $3.01 to $3.74 per pound. There is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital position. As at June 30, 2013, working capital includes unpriced gold and copper concentrate receivables totalling 32, 559 ounces of gold and 27.3 million pounds of copper. A $100 change in gold price per ounce would have an impact of $2.7 million on the Company’s working capital. A $0.10 change in copper price per pound would have an impact of $2.1 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. The Company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit award prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

Three months ended June 30
	2013	2013	2012	2012
(in millions of U.S. dollars)	Net earnings	Other Comprehensive Income	Net earnings	Other Comprehensive Income
Gold price	12.5	-	14.4	24.2
Silver price	0.9	-	1.6	-
Copper price	6.0	-	1.6	-
Fuel price	3.4	-	1.2	-
Warrants	3.4	-	14.2	-
Conversion option on convertible debt	-	-	2.0	-
Share aware units	0.4	-	0.4	-
Total price risk exposure	26.6	-	35.4	24.2

Six months ended June 30
	2013	2013	2012	2012
(in millions of U.S. dollars)	Net earnings	Other Comprehensive Income	Net earnings	Other Comprehensive Income
Gold price	27.3	-	29.2	24.2
Silver price	2.0	-	2.3	-
Copper price	12.2	-	3.1	-
Fuel price	5.1	-	2.4	-
Warrants	3.4	-	14.2	-
Conversion option on convertible debt	-	-	2.0	-
Share aware units	0.4	-	0.4	-
Total price risk exposure	50.4	-	53.6	24.2

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

CRITICAL JUDGMENTS IN THE APPLICATION OF ACCOUNTING POLICIES

(i) Commencement of commercial production
Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any mineral sales during the commissioning period are offset against the costs capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached.

There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

•	all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•	the completion of a reasonable period of testing of the mine plant and equipment;

•	the mine or mill has reached a pre-determined percentage of design capacity; and

•	the ability to sustain ongoing production of ore.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

Effective July 31, 2012, management determined that the New Afton Mine reached the commercial production levels. The Company defines the point where a development project becomes an operating mine as 60% average mill capacity for a consecutive 30-day period. Upon declaring commercial production at the New Afton Mine, the Company transferred the capitalized cost of the mineral property from non-depletable assets to depletable assets, and began depleting the assets on a unit of production method. The Company ceased capitalization of interest to the mine as it was no longer a qualifying asset.

In September 2012, the Company recorded the second concentrate sale of the mine. A portion of the sale related to material produced prior to commercial production and was recorded as a credit to the cost of the project.

(ii) Functional currency
The functional currency for each of the Company’s subsidiaries and equity investments is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity as the U.S. dollar. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determines the primary economic environment.

As of July 31, 2012 the Company applied the change in functional currency to the New Afton Mine and to Blackwater on a prospective basis. The Company translated all items into the new functional currency using the exchange rate as at July 31, 2012. The resulting translated amounts for non-monetary items are treated as their historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to net earnings until the disposal of the operation.

New Afton

The Company re-assessed the functional currency at the New Afton Mine, as the mine commenced commercial production and moved from a development project to an operating mine on July 31, 2012. The Company defines commercial production as reaching an average of 60% mill capacity for a consecutive 30-day period. The New Afton Mine began earning revenue which is denominated in U.S. dollars. The change in circumstance required the Company to change the functional currency of the mine from the Canadian dollar to the U.S. dollar.

Blackwater

The Company re-assessed the functional currency of the Blackwater development project (“Blackwater”). Blackwater is funded from the net earnings of the Company’s operating mines which are denominated in U.S. dollars, and was amalgamated with Corporate on January 1, 2012 which has a U.S. dollar functional currency as well. The Company changed the functional currency at Blackwater to U.S. dollars, as financing will be denominated in such.

(iii) Determination of economic viability
Management has determined that exploratory drilling, evaluation, development and related costs incurred on the Blackwater development project have future economic benefits and are economically recoverable. In making this judgment, management has assessed various criteria including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise, existing permits and life of mine plans.

(iv) Carrying value of assets and impairment charges
In determining whether the impairment of the carrying value of an asset is necessary, management first determines whether there are external or internal indicators that would signal the need to test for impairment. These indicators consist of but are not limited to the prolonged significant decline in commodity prices, unfavourable changes to the legal environment in which the entity operates and evidence of long term reduced production of the asset. If an impairment indicator is identified, the Company compares the carrying value of the asset against the higher of the recoverable amount or fair value less cost to sell. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. During the year ended December 31, 2012, the Company identified no indicators that led to additional impairment analysis.

v) Determination of Cash Generating Unit (“CGU”)
In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows that are largely independent on cash inflows from other assets or groups of assets. The Company has determined that each mine site and development project qualifies as an individual CGU. Each of these assets generates cash inflows that are independent of the other assets and therefore qualifies as an individual asset for impairment testing purposes.

KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES

(i) Revenue recognition
Revenue from sales of concentrate is recorded when the rights and rewards of ownership pass to the buyer. Variations between the prices set in the contracts and final settlement prices may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each reporting period until final settlement occurs, with changes in the fair value being recorded as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sales quantities are adjusted as well.

(ii) Inventory valuation
Management values inventory at the average production costs or net realizable value (“NRV”). Average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

(iii) Mineral reserves
The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous estimates in determining the mineral reserves and estimates. Such estimation is a subjective process, and the accuracy of any mineral reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operations.

(iv) Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(v) Deferred income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. The Company considers tax planning opportunities that are within the Company’s control, are feasible and implementable without significant obstacles. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax asset recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(vi) Reclamation and closure cost obligations
The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. At December 31, 2012, the carrying amount of the Company’s provision for reclamation and closure cost obligations was $71.8 million (2011 - $55.0 million).

ACCOUNTING STANDARDS AND RECENT ACCOUNTING PRONOUNCEMENTS
Accounting standards effective January 1, 2013

Consolidation

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements (“IFRS 10”), which supersedes Standing Interpretations Committee standards (“SIC”) 12 and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements (“IAS 27”). IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; it defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. In addition, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”), which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting on the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28 – Investments in Associates (“IAS 28”) were revised and reissued as IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company has evaluated the above standards and determined that they do not have a material impact on the consolidated financial statements.

Joint arrangements

In May 2011, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”), which supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. The Company has evaluated IFRS 11 and determined that it does not have a material impact on the consolidated financial statements.

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB and the U.S. Financial Accounting Standards Board, to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 – Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRS that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company has evaluated IFRS 13 and determined that it does not have a material impact on the consolidated financial statements.

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company has evaluated the amendments to IAS 1 and determined that they do not have a material impact on the consolidated financial statements.

Stripping costs in the production phase of a mine

In October 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The Company has evaluated IFRIC 20 and the implementation of the standard is consistent with current practice.

Accounting standards anticipated to be effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified and subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. On July 22, 2011, the IASB agreed to defer the mandatory effective date of IFRS 9 from annual periods beginning on or after January 1, 2013 (with earlier application permitted) to annual periods beginning on or after January 1, 2015 (with earlier application still permitted). The IASB proposed the deferral of IFRS 9 in an exposure draft with a 60-day comment period which ended on October 21, 2011. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief

Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believes that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as at December 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s internal control over financial reporting as at December 31, 2012 has been audited by Deloitte LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2012. Deloitte LLP as stated in their report that immediately precedes the Company’s audited consolidated financial statements for the year ended December 31, 2012, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

CHANGES IN INTERAL CONTROL OVER FINANCIAL REPORTING
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this MD&A.

CAUTIONARY NOTES

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in accordance with National Instrument 43-101 (“NI 43-101”) under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on November 27, 2010. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve calculation is made. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance as well as information respecting Rainy River and its assets may be deemed “forward looking”. All statements in this MD&A, other than statements of historical fact, that address events or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation.

All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated Reserves and Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for Blackwater and the Rainy River Gold Project; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where the courts have temporarily suspended the approval of the environmental permit for El Morro; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Reserves; competition; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the PEA for Blackwater and the Feasibility Study for the Rainy River Gold Project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; New Gold may be unable to successfully complete the acquisition of all of the securities of Rainy River or the completion of such acquisition may be delayed or more costly than anticipated; uncertainties with respect to the successful integration of the business of Rainy River within the business of New Gold; unexpected delays and costs inherent to consulting and accommodating rights of First Nations; and uncertainties with respect to obtaining all necessary surface rights for the Rainy River Project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s (and, in respect to information related to the acquisition of Rainy River, Rainy River and/or the Rainy River Gold Project, in Rainy River’s) disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION
The scientific and technical information contained in this MD&A has been reviewed and approved by Mark Petersen, a Qualified Person under NI 43-101 and an officer of New Gold.

This note regarding the PEA on Blackwater is in addition to cautionary language already included in this MD&A as required under NI 43-101. This MD&A includes information on Blackwater, which was outlined in the PEA Technical Report filed on October 10, 2012.  New Gold has, since the date of the PEA, completed non-material updates of the Mineral Resource estimate for Blackwater. Although the PEA represents useful, accurate and reliable information based on the information available at the time of its publication, and provides an important indicator as to the economic potential of Blackwater, the PEA is based on Mineral Resource estimates with an effective date of July 27, 2012, which do not reflect drilling conducted since their effective date, and the PEA does not reflect the latest Mineral Resource estimate discussed in this MD&A. Certain assumptions used in the PEA, some of which relate to the July 27, 2012 Mineral Resource estimate, may have changed from those used for the new Resource estimate, causing a variation of parametres.  Moreover, the updated Mineral Resource estimate may impact how New Gold intends to develop the deposit, including pit outlines, production rates and mine life.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. In addition to our February 5, 2013 and April 4, 2013 news releases, further details regarding Mineral Reserve and Resource estimates, classification and reporting parametres for each of New Gold's mineral properties are provided in the respective NI 43-101 Technical Reports, which are available at www.sedar.com